Leadership in Drybulk Shipping



Annual Report 2005

DryShips Inc.





COMPANY PROFILE



George Economou
Chairman and Chief Executive Officer
DryShips Inc.

DryShips Inc. is a Marshall Islands registered company that was formed in September 2004. Our principal executive offices are in Athens, Greece.

We are a provider of global marine transportation services for drybulk cargoes, including major bulk commodities such as iron ore, coal, and grain, as well as minor bulk commodities such as alumina, bauxite, fertilizers and cement.

We own and operate a young, modern and diversified fleet of drybulk carriers that trade worldwide. As of December 31, 2005, we owned a fleet of 27 drybulk carriers which by June 2006 has expanded to a total of 29 vessels, including 4 Capesize vessels, 22 Panamax vessels and 3 Handymax vessels with a total carrying capacity of 2.4 million deadweight tons (dwt) and an average age of 10.3 years.

DryShips is the largest drybulk company listed on a US Exchange both in terms of fleet size and revenue and one of the top Panamax operators in the world.

In February 2005, DryShips successfully concluded its Initial Public Offering raising approximately USD 269 million of new equity. Our shares are listed on the NASDAQ National Market in New York and trade under the symbol "DRYS".







2005 Major Developments and Highlights

- ◇ Acquired 21 vessels totaling 1.75 million dwt, including 3 Capesize, 16 Panamax and 2 Handymax bulk carriers.
- ◇ Established a young, modern and diversified fleet totaling 27 vessels and 2.3 million dwt with an average age of 10.3 years.
- ◇ Became the largest US listed drybulk company in terms of fleet size and revenues and one of the largest Panamax operators in the world.
- ◇ Use of a unique combination of spot, period and pooling arrangements aimed to maximize revenue and profitability.
- ◇ Achieved fleet utilization of 98%, earned an average Daily Time Charter Equivalent Rate of $ 28,446 per vessel with average Total Daily Vessel Operating Expenses at $ 5,831.
- ◇ Generated annual Time Charter Equivalent Revenues of $ 219.3 million, EBITDA of $ 173.3 million, net income of $ 111 million and Earnings Per Share of $ 3.83.
- ◇ Achieved Return on Capital Employed of 28.6% and Return on Equity of 63.2% in 2005.
- ◇ Starting in July 2005 paid three consecutive quarterly dividends of $ 0.20 per share each, $ 0.60 per share in total.

Our fleet during 2005

	Capesize	Panamax	Handymax	Total
Average number of vessels during the year	3.10	16.79	1.48	21.37
Number of vessels at end of year	4.00	21.00	2.00	27.00
Dwt at end of year	657,256	1,512,456	94,503	2,264,215
DWT as percentage of total fleet	29.03%	66.80%	4.17%	100.00%
Average age at end of year	9.50	10.81	7.00	10.33

* As of June 2006, our fleet has expanded to 29 vessels with a capacity of 2.4 million dwt


LUKA KOPER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F/A

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-51141

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

DRYSHIPS INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

80, Kifissias Avenue GR 15125 Amaroussion, Greece

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common stock, $0.01 par value

Title of class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2005, there were 30,350,000 shares of the registrant's common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[ ] Yes [X] No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17 [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[ ] Yes [X] No

FORWARD-LOOKING STATEMENTS

DryShips Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

Please note in this annual report, "we," "us," "our," "The Company," all refer to DryShips Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

TABLE OF CONTENTS

PART I

PART II

PART III

PART I

Item 1. ***Identity of Directors, Senior Management and Advisers***

Not Applicable.

Item 2. ***Offer Statistics and Expected Timetable***

Not Applicable.

Item 3. ***Key Information***

A. Selected Financial Data

The following table sets forth our selected consolidated financial data and other operating data for DryShips Inc. as of October 31, 2001, 2002, 2003 and 2004 and as of December 31, 2005 and for each of the four years in the period ended October 31, 2004, for the two-month period ended December 31, 2004 and for the year ended December 31, 2005. The following information should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the consolidated financial statements and related notes included herein. The following selected consolidated financial data of DryShips Inc. in the table are derived from our consolidated financial statements and notes thereto which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP").

	Year Ended October 31,				2-months Ended December 31,	Year Ended December 31,
	2001	2002	2003	2004	2004	2005
(Dollars in thousands, except per share data and average daily results)						
INCOME STATEMENT						
Voyage revenues	24,433	16,233	25,060	63,458	15,599	228,913
Voyage expenses	4,171	3,628	3,998	6,371	1,153	13,039
Bunkers	-	-	(372)	(890)	(17)	(3,447)
Vessel operating expenses	6,382	6,144	6,739	9,769	1,756	36,722
Depreciation and amortization	4,877	4,853	5,244	6,451	1,134	42,610
Management fees charged by a related party	1,102	1,094	1,101	1,261	240	4,962
General & administrative expenses (1)	33	145	240	221	114	4,186
Operating Income	7,868	369	8,110	40,275	11,219	130,841
Interest and finance costs	(2,051)	(983)	(1,119)	(1,515)	(508)	(20,398)
Interest income	8	-	4	12	8	749
Other, net	10	3	194	341	(6)	(175)
Net income (loss)	5,835	(611)	7,189	39,113	10,713	111,017
Basic and fully diluted earnings (losses) per share	0.38	(0.04)	0.47	2.54	0.70	3.83
Weighted average basic and diluted shares outstanding	15,400,000	15,400,000	15,400,000	15,400,000	15,400,000	28,957,397
BALANCE SHEET DATA						
Current assets, including cash	9,809	10,392	17,943	69,344		18,777
Total assets	86,214	67,937	73,902	183,259		910,559
Current liabilities, including current portion of long-term debt	10,331	11,703	11,889	98,124		135,745
Total long-term debt, including current portion	65,583	47,294	46,479	114,908		525,353
Stockholders' equity (deficit)	18,987	18,376	25,513	(4,374)		356,501
OTHER FINANCIAL DATA						
Net cash provided by operating activities	4,094	5,346	2,489	7,309	55,207	163,806
Net cash used in investing activities	(250)	-	(2,200)	(20,119)	-	(847,649)
Net cash provided by (used in) financing activities	(3,912)	(3,083)	416	15,985	(53,007)	680,656
EBITDA (2)	12,755	5,225	13,548	47,067	12,347	173,276
FLEET DATA						
Average number of vessels (3)	5.0	5.0	5.0	5.9	6.0	21.6
Total voyage days for fleet (4)	1,744	1,770	1,780	2,066	366	7,710
Total calendar days for fleet (5)	1,825	1,825	1,825	2,166	366	7,866
Fleet utilization (6)	95.6%	97.0%	97.5%	95.4%	100.0%	98.0%
AVERAGE DAILY RESULTS						
Time charter equivalent (7)	11,618	7,121	12,042	28,062	39,516	28,446
Vessel operating expenses (8)	3,497	3,367	3,693	4,510	4,798	4,668
Management fees	604	599	603	582	655	631
General and administrative expenses (9)	18	79	131	102	311	532
Total vessel operating expenses (10)	4,119	4,045	4,427	5,194	5,764	5,831

(1) We did not pay any compensation to members of our senior management or our directors in the years ended October 31, 2001, 2002, 2003 and 2004 and for the two month period ended December 31, 2004. Compensation to members of our senior management and directors amounted to $1.4 million for the year ended December 31, 2005.

(2) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this annual report because it is a basis upon which we assess our liquidity position, because it is used by our lenders as a measure of our compliance with certain loan covenants and because we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

	Year Ended October 31,				2-months Ended December 31,	Year Ended December 31,
	2001	2002	2003	2004	2004	2005
Dollars in Thousands						
Net Cash provided by Operating Activities	$4,094	$5,346	$2,489	$7,309	$55,207	$163,806
Net increase (decrease) in current assets	1,793	(2,341)	8,403	36,925	(42,322)	4,560
Net (increase) decrease in current liabilities, excluding current portion of long-term debt	2,807	(623)	357	(1,815)	(927)	(21,914)
Payments for dry docking costs	2,052	1,898	1,322	3,277	-	3,153
Amortization of deferred revenue	-	-	-	-	-	5,224
Recognition of free lubricants benefit	-	-	-	-	-	(928)
Change in fair values of derivatives	-	-	-	-	-	270
Net interest expense	2,043	983	1,115	1,503	500	19,649
Amortization and write-off of deferred financing costs included in interest expense	(34)	(38)	(138)	(132)	(111)	(544)
EBITDA	$12,755	$5,225	$13,548	$47,067	$12,347	$173,276

(3) Average number of vessels is the n ımber of vessels that constituted the fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the fleet durin;; the period divided by the number of calendar days in that period.

(4) Total voyage days for the fleet are he total days the vessels were in the Company's possession for the relevant period net of off-hire days associated with major repairs, drydockings or spec al or intermediate surveys.

(5) Calendar days are the total days the vessels were in the Company's possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermec iate surveys.

(6) Fleet utilization is the percentage of time that the vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the rele ant period.

(7) Time charter equivalent, or TCE, s a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company's method of calculating TCE is consistent wit industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage exp nses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which th vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the periods presented.

	Year Ended October 31,				2-months Ended December 31,	Year Ended December 31,
	2001	2002	2003	2004	2004	2005
	(in thousands of US dollars, except for TCE rates, which are expressed in US dollars, and voyage days)					
Voyage revenues	$ 24,433	$ 16,233	$ 25,060	$ 63,458	$ 15,599	$ 228,913
Voyage expenses	(4,171)	(3,628)	(3,998)	(6,371)	(1,153)	(13,039)
Bunkers	-	-	372	890	17	3,447
Time charter equivalent revenues	$ 20,262	$ 12,605	$ 21,434	$ 57,977	$ 14,463	$ 219,321
Total voyage days for fleet	1,744	1,770	1,780	2,066	366	7,710
Time charter equivalent (TCE) rate	$ 11,618	$ 7,121	$ 12,042	$ 28,062	$ 39,516	$ 28,446

(8) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(9) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(10) Total vessel operating expenses or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for dividends or the trading price of our common stock.

Industry Specific Risk Factors

Charterhire rates for drybulk carriers are volatile, which may adversely affect our earnings.

The drybulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of drybulk carriers has varied widely. Because we generally charter our vessels pursuant to short-term time or spot charters, we are exposed to changes in spot market rates for drybulk carriers and such changes may affect our earnings and the value of our drybulk carriers at any given time. We cannot assure that we will be able to successfully charter our vessels in the future at rates sufficient to allow us to meet our financial obligations or to pay dividends to our stockholders. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

- demand for and production of drybulk products;
- global and regional economic conditions;
- the distance dry bulk is to be moved by sea; and
- changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

- the number of newbuilding deliveries;
- the scrapping rate of older vessels;
- vessel casualties; and
- the number of vessels that are out of service.

We anticipate that the future demand for our drybulk carriers will be dependent upon continued economic growth in the world's economies, including China, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea. The capacity of the global drybulk carrier fleet seems likely to increase and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

The market values of our vessels may decrease, which could limit the amount of funds that we can borrow under our credit facilities.

The fair market values of our vessels have generally experienced high volatility. You should expect the market value of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charterhire rates, competition from other shipping companies and other modes of transportation, types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings. If the market value of our fleet declines we may not be able to obtain other financing or incur debt in the future on terms that are acceptable to us or at all.

The market values of our vessels may decrease, which could cause us to breach covenants in our credit facilities and adversely affect our results of operations, financial condition and our ability to pay dividends.

If the market values of our vessels decrease, we may breach some of the covenants contained in the financing agreements relating to our indebtedness, including covenants in our credit facilities. If we do breach such covenants and we are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet. In addition, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that would adversely affect our financial condition and could adversely affect our ability to pay dividends.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, financial condition and results of operations. The war in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea.

Terrorist attacks, such as the October 2002 attack on the VLCC Limburg, a vessel not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession affecting the United States or the entire world. Any of these occurrences could have a material adverse impact on our revenues and costs.

Our revenues are subject to seasonal fluctuations, which may lead to volatility in our operating results and limit the amount of available cash with which we can pay dividends.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. This seasonality may result in quarter-to-quarter volatility in our operating results, which could affect the amount of dividends that we pay to our stockholders from quarter to quarter. The drybulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities.

As a result, our revenues have historically been weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues have historically been stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results and cash available for distribution to our stockholders as dividends in the future.

Rising fuel prices may adversely affect our profits.

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are not under period charter. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

We are subject to international safety regulations and the failure to comply with these regulations may subject us to increased liability, may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the International Maritime Organization's International Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject it to increased liability, may invalidate existing insurance or decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. All of our vessels are currently in compliance with the ISM Code.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South

Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at charter rates dictated by that government. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances.

Although we would be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may negatively impact our revenues and reduce the amount of cash we have available for distribution as dividends to our stockholders.

Company Specific Risk Factors

We are dependent on short-term time or spot charters in a volatile shipping industry and a decline in charterhire rates would affect our results of operations and ability to pay dividends.

We charter our vessels primarily pursuant to short-term or spot time charters. Although dependence on short-term or spot time charters is not unusual in the dry bulk shipping industry, the short-term or spot time charter market is highly competitive and spot market charterhire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity. While our focus on the short-term or spot time charter market may enable us to benefit in periods of increasing charterhire rates, we must consistently renew our charters and this dependence makes us vulnerable to declining charter rates. Drybulk carrier charter rates are volatile, and in the past short-term time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels. We cannot assure you that future charterhire rates will enable us to operate our vessels profitably or pay dividends.

We depend entirely on Cardiff to manage and charter our fleet.

We have only two employees, our Chief Executive Officer and our Chief Financial Officer, and currently have no plans to hire additional employees. We subcontract the commercial and technical management of our fleet, including crewing, maintenance and repair to Cardiff Marine Inc., an affiliated company with which we are under common control, and the loss of Cardiff's services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. Although we may have rights against Cardiff if it defaults on its obligations to us, you will have no recourse against Cardiff. Further, we are required to seek approval from our lenders to change our manager.

Cardiff is a privately held company and there is little or no publicly available information about it.

The ability of Cardiff to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Cardiff's financial strength, and because it is privately held it is unlikely that information about its financial strength would become public unless Cardiff began to default on its obligations. As a result, an investor in our shares might have little advance warning of problems affecting Cardiff, even though these problems could have a material adverse effect on us.

Our Chairman and Chief Executive Officer has affiliations with Cardiff which could create conflicts of interest.

Our majority shareholder is controlled by Mr. George Economou who controls a company that owns 35.5% of us and a foundation that owns 70% of Cardiff. Mr. Economou is also our Chairman and Chief Executive Officer, and a director of our company. These responsibilities and relationships could create conflicts of interest between us, on the one hand, and Cardiff, on the other hand. These conflicts may arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus drybulk carriers managed by other companies affiliated with Cardiff and Mr. Economou. In particular, Cardiff may give preferential treatment to vessels that are beneficially owned by related parties because Mr. Economou and members of his family may receive greater economic benefits.

Companies affiliated with Cardiff own and may acquire vessels that compete with our fleet.

McCallister Shipping S.A., Calypso Marine Corp. and Glorious Marine Co. Ltd. are companies affiliated with Cardiff that each owns a Capesize drybulk carrier. The three vessels owned by those companies, or the Bareboat Charter Vessels, are currently employed under bareboat charters that end in the period from May 2006 to September 2007. Subject to the obligations of Mr. Economou set forth in a letter agreement between him and the Company to use commercially reasonable efforts to cause the sale of the Bareboat Charter Vessels, and to give us a right of first refusal to acquire them, when the Bareboat Charter Vessels are redelivered to the owners, they may be managed by Cardiff in competition with our fleet. In addition, Cardiff affiliates may acquire additional drybulk carriers in the future, subject to a right of first refusal that Mr. Economou has granted to us in this letter agreement. Also Panatrade Shipping and Management S.A., a company affiliated with Cardiff owns a Capesize drybulk carrier. These vessels could be in competition with our fleet and Cardiff and other companies affiliated with Cardiff might be faced with conflicts of interest with respect to their own interests and their obligations to us.

We cannot assure you that our board of directors will declare dividends.

Our current dividend policy is to declare quarterly distributions to stockholders of $0.20 per share by each January, April, July and October. The payment of dividends will be subject at all times to the discretion of our board of directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands laws generally prohibit the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividends.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends, including as a result of the risks described in this section of the annual report. Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce or even eliminate the amount of cash available for the payment of dividends. We can give no assurance that dividends will be paid in accordance with our dividend policy or at all.

We may have difficulty managing our planned growth properly.

We intend to continue to grow our fleet. Our growth will depend on:

- o locating and acquiring suitable vessels;
- o identifying and consummating acquisitions or joint ventures;
- o integrating any acquired business successfully with our existing operations;
- o enhancing our customer base;
- o managing expansion; and
- o obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith.

Our credit facilities impose operating and financial restrictions on us. These restrictions limit our ability to, among other things:

- o pay dividends or make capital expenditures if we do not repay amounts drawn under the credit facilities, if there is a default under the credit facilities or if the payment of the dividend or capital expenditure would result in a default or breach of a loan covenant;
- o incur additional indebtedness, including through the issuance of guarantees;
- o change the flag, class or management of our vessels;
- o create liens on our assets;
- o sell our vessels;
- o enter into a time charter or consecutive voyage charters that have a term that exceeds, or which by virtue of any optional extensions may exceed, thirteen months;
- o merge or consolidate with, or transfer all or substantially all our assets to, another person; and
- o enter into a new line of business.

Therefore, we will have to seek permission from our lenders in order to engage in some corporate actions. Our lenders' interests may be different from ours and yours, and we cannot guarantee that we will be able to obtain our lenders' permission when needed. This may limit our ability to pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

Our loan agreements may prohibit or impose certain conditions on the payment of dividends.

Under our new credit facility we are restricted in our payments of dividends. During 2006 dividend payments may not exceed $18.0 million; however we may request our lender's consent for additional dividend payments. Thereafter dividend payments are not to exceed 50% of net income as evidenced by the relevant annual audited financial statements.

Purchasing and operating secondhand vessels may result in increased operating costs and reduced fleet utilization.

While we have the right to inspect previously owned vessels prior to our purchase of them, such an inspection does not provide us with the same knowledge about their condition that we would have if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels. A secondhand vessel may have conditions or defects that were not known to us when we purchased the vessel and which may require us to make costly repairs to the vessel. These repairs may require us to put a vessel into dry-dock which would reduce our fleet utilization.

In the highly competitive international shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.

We employ our vessels in a highly competitive market that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of dry bulk cargo by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively impact the effectiveness of our management and results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team and our ability to hire and retain key members of our management team. The loss of any of these individuals, difficulty in hiring and retaining personnel could adversely affect our business prospects, financial condition and results of operations. We have entered into employment contracts with our Chairman and Chief Executive Officer, George Economou, and our Chief Financial Officer, Christopher Thomas. We do not currently, nor do we intend to, maintain "key man" life insurance on any of our officers.

Risks associated with operating ocean-going vessels could affect our business and reputation, which could adversely affect our revenues and stock price.

The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

o marine disaster;

o environmental accidents;

o cargo and property losses or damage;

o business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and o piracy.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance). We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss.

Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of December 31, 2005, the twenty seven vessels in our operating fleet had an average age of 11 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of vessels may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as United States source shipping income and such income is subject to a 4% United States federal income tax without allowance for any deductions, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder in August of 2003 and effective for calendar year taxpayers such as us on January 1, 2005.

For the fiscal year 2005, the Company qualified for the exemption from U.S. tax on its international shipping operation based on its satisfaction of the country of organization test and the Publicly Traded Test, in each case in accordance with the applicable regulations.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% United States federal income tax on our U.S.-source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. For the 2005 taxable year, we estimate that our maximum United States federal income tax liability would be $0.5 million if we were to be subject to this taxation.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could adversely affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. The loss of earnings while our vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings and reduce the amount of cash that we have available for dividends. We may not have insurance that is sufficient to cover all or any of these costs or losses and may have to pay drydocking costs not covered by our insurance.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends.

As we expand our business, we may need to improve our operating and financial systems and will need to recruit suitable employees and crew for our vessels.

Our current operating and financial systems may not be adequate as we implement our plan to expand the size of our fleet and our attempts to improve those systems may be ineffective. In addition, as we expand our fleet, we will need to recruit suitable additional seafarers and shore side administrative and management personnel. While we have not experienced any difficulty in recruiting to date, we cannot guarantee that we will be able to continue to hire suitable employees as we expand our fleet. If we or our crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels.

If we are unable to grow our financial and operating systems or to recruit suitable employees as we expand our fleet, our financial performance may be adversely affected and, among other things, the amount of cash available for distribution as dividends to our stockholders may be reduced.

Risks Relating to Our Common Stock

There is no guarantee of a continuing public market for you to resell our common stock.

Our common shares commenced trading on The Nasdaq National Market in February 2005. We cannot assure you that an active and liquid public market for our common shares will continue. The price of our common stock may be volatile and may fluctuate due to factors such as:

- actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;
- mergers and strategic alliances in the dry bulk shipping industry;
- market conditions in the dry bulk shipping industry and the general state of the securities markets;
- changes in government regulation;
- shortfalls in our operating results from levels forecast by securities analysts; and
- announcements concerning us or our competitors.

You may not be able to sell your shares of our common stock in the future at the price that you paid for them or at all.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, the rights and fiduciary responsibilities of directors under the laws of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in the United States. The rights of stockholders under Marshall Islands law may differ from the rights of stockholders of companies incorporated in the United States. While the BCA provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction.

A small number of our stockholders effectively control the outcome of matters on which our stockholders are entitled to vote.

Entities affiliated with our Chairman and Chief Executive Officer currently own, directly or indirectly, approximately 44.65% of our outstanding common stock. While those stockholders have no agreement, arrangement or understanding relating to the voting of their shares of our common stock, they will effectively control the outcome of matters on which our stockholders are entitled to vote, including the election of directors and other significant corporate actions. The interests of these stockholders may be different from your interests.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We may issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue 75,000,000 shares with par value $0.01 per share of which 30,350,000 shares are outstanding.

Our stockholders of record prior to our initial public offering in February 2005 own 15,400,000 shares, or approximately 50.7%, of our outstanding common stock. The number of shares of common stock available for sale in the public market is limited by restrictions applicable under securities laws.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

These provisions include:

- authorizing our board of directors to issue "blank check" preferred stock without stockholder approval;
- providing for a classified board of directors with staggered, three year terms;
- prohibiting cumulative voting in the election of directors;
- authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of a majority of the outstanding shares of our common stock entitled to vote for the directors;
- prohibiting stockholder action by written consent;
- limiting the persons who may call special meetings of stockholders; and
- establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

Item 4. *Information on the Company*

A. History and development of the Company

We are a Marshall Islands company that was formed in September 2004. Prior to our initial public offering we issued 15,400,000 shares of our common stock to our shareholders in October 2004. In February 2005 we completed our initial public offering and issued an additional 14,950,000 common shares. Our executive offices are located at Omega Building, 80 Kifissias Avenue, Amaroussion GR 151 25 Greece. Our telephone number is 011-30-210-809-0570.

B. Business overview

Our Fleet

We currently own and operate a fleet of 27 vessels with an aggregate cargo-carrying capacity of 2.3 million dwt. Our fleet is comprised of four Capesize drybulk carriers, 21 Panamax drybulk carriers and two Handymax drybulk carriers. Our fleet carries a variety of drybulk commodities including major bulks such as coal, iron ore, and grains, and minor bulks such as bauxite, phosphate, fertilizers and steel products. In addition to our owned fleet, we have also chartered-in a 2000 built Panamax bulkcarrier for a period of three years commencing in December 2005.

The average age of the vessels in our fleet is 11 years.

We employ our vessels in the spot charter market, under period time charters and in drybulk carrier pools. Ten of the Panamax drybulk carriers and one Handymax drybulk carrier in our fleet are currently operated in a drybulk carrier pool. Pools have the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes and to perform more efficient vessel scheduling thereby increasing fleet utilization. Eleven of our vessels are currently on time charter. We trade our other six vessels in the spot market. The chartered-in vessel is on period time charter that runs concurrently with the time charter-in period.

All of our vessels are managed by Cardiff. The Entrepreneurial Spirit Foundation, a family foundation of Vaduz Liechtenstein, of which our Chief Executive Officer and members of his family are beneficiaries, owns 70% of the issued and outstanding capital stock of Cardiff. The remaining 30% of the issued and outstanding capital stock of Cardiff is held by Prestige Finance S.A., a Liberian corporation which is wholly owned by the sister of our Chief Executive Officer. Each of our vessels is owned through a separate wholly-owned Maltese subsidiary. Our fleet is comprised of the following vessels:

Name	Type	Dwt	Year Built
Manasota	Capesize Drybulk Carrier	171,061	2004
Alameda	Capesize Drybulk Carrier	170,662	2001
Shibumi	Capesize Drybulk Carrier	166,058	1984
Netadola	Capesize Drybulk Carrier	149,475	1993
Conrad Oldendorff	Panamax Drybulk Carrier	76,623	2002
Coronado	Panamax Drybulk Carrier	75,706	2000
Waikiki	Panamax Drybulk Carrier	75,473	1995
Mostoles	Panamax Drybulk Carrier	75,395	1981
Linda Oldendorff	Panamax Drybulk Carrier	75,100	1995
Sonoma	Panamax Drybulk Carrier	74,786	2001
Catalina	Panamax Drybulk Carrier	74,432	2005
Ocean Crystal	Panamax Drybulk Carrier	73,688	1999
Belmonte	Panamax Drybulk Carrier	73,601	2004
Toro	Panamax Drybulk Carrier	73,034	1995
Xanadu	Panamax Drybulk Carrier	72,270	1999
La Jolla	Panamax Drybulk Carrier	72,126	1997
Lacerta	Panamax Drybulk Carrier	71,862	1994
Panormos	Panamax Drybulk Carrier	71,747	1995
Paragon	Panamax Drybulk Carrier	71,250	1995
Iguana	Panamax Drybulk Carrier	70,349	1996
Daytona	Panamax Drybulk Carrier	69,703	1989
Lanikai	Panamax Drybulk Carrier	68,676	1988
Tonga	Panamax Drybulk Carrier	66,798	1984
Flecha	Panamax Drybulk Carrier	65,081	1982
Striggla	Panamax Drybulk Carrier	64,747	1982
Alona	Handymax Drybulk Carrier	48,040	2002
Matira	Handymax Drybulk Carrier	45,863	1994

We actively manage the deployment of our fleet between spot market voyage charters, which generally last from several days to several weeks, and time charters, which can last up to several years. A spot market voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for a specified total price. Under spot market voyage charters, we pay voyage expenses such as port, canal and fuel costs. A time charter is generally a contract to charter a vessel for a fixed period of time at a set daily rate. Under time charters, the charterer pays voyage expenses such as port, canal and fuel costs. Under both types of charters, we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, as well as for commissions. We are also responsible for the drydocking costs relating to each vessel.

Our vessels operate worldwide within the trading limits imposed by our insurance terms and do not operate in areas where United States, European Union or United Nations sanctions have been imposed.

Competition

Demand for drybulk carriers fluctuates in line with the main patterns of trade of the major drybulk cargoes and varies according to changes in the supply and demand for these items. We compete with other owners of drybulk carriers in the Capesize, Panamax and Handymax size sectors. Ownership of drybulk carriers is highly fragmented and is divided among approximately 1,500 independent drybulk carrier owners. We compete for charters on the basis of price, vessel location, size, age and condition of the vessel, as well as on our reputation as an owner and operator.

Customers

During the year ended December 31, 2005, two of our customers accounted for more than ten percent of our voyage revenues: Baumarine AS (25%). and Oldendorff Carriers Gmbh (12%). During the year ended October 31, 2004 three of our customers accounted for more than ten percent of our voyage revenues:

Transfield Shipping ER, (11%), Brave Bulk Transport Ltd. (11%) and Baumarine AS (16%). Baumarine AS is a pool operator and therefore we do not regard Baumarine as a singular "customer." During 2003, approximately 37% of our revenue was derived from two charterers, namely Bottiglieri Di Navigazione Spa. (17%) and Cobelfret S.A. (20%) Given our exposure to, and focus on, the spot market and the short-term time charter market, we do not foresee any one client providing a significant percentage of our income over an extended period of time.

Management of the Fleet

We do not employ personnel to run our vessel operating and chartering business on a day-to-day basis. All of our technical and commercial functions relating to the operation and employment of our vessels have been outsourced to Cardiff, which is our affiliate, pursuant to a fleet management agreement with an initial term of five years. The agreement will automatically extend to successive five year terms, unless at least one years' advance notice of termination is given by either party. Our Chief Executive Officer and Chief Financial Officer, under the guidance of our board of directors, manage our business as a holding company, including our own administrative functions, and we monitor Cardiff's performance under the fleet management agreement.

Pursuant to our fleet management agreement we pay Cardiff a technical management fee of $650 per vessel per day on a monthly basis in advance pro rata for the calendar days these vessels are owned by us. We also pay Cardiff 1.25% of the gross freight, demurrage and charterhire collected from the employment of our vessels. Cardiff also earns a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf.

Additional vessels that we may acquire in the future may be managed by Cardiff or other unaffiliated management companies. Cardiff has sub-contracted all of the commercial management of our fleet i.e. chartering and sale and purchase of vessels, to an affiliated company, Drybulk S.A. ("Drybulk") which in turn receives the aforementioned chartering and sale and purchse fees. Our fleet management agreement has been approved by our Board of Directors, which is comprised of two executive directors and three independent directors. Any new vessel management agreements and any amendments to our existing management agreements, or extensions thereof, will be approved by our Audit Committee. Cardiff currently manages 52 vessels (nine of which are on bareboat charter) representing approximately 3.0 million dwt. The vessels in Cardiff's managed fleet consist of drybulk carriers, crude oil, oil products and chemical tankers.

In addition on November 8, 2005 and effective January 1, 2005, we entered into an agreement with Cardiff under which we pay a quarterly fee of $250,000 for services rendered by Cardiff in relation to our financial reporting requirements and the establishment and monitoring of internal controls over financial reporting.

Crewing and Employees

Cardiff employs approximately 120 people, all of whom are shore-based. In addition, Cardiff is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements will ensure that all our vessels will be crewed with experienced seamen that have the qualifications and licenses required by international regulations and shipping conventions.

The International Dry Bulk Shipping Industry

Dry bulk cargo is cargo that is shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage. In 2005, approximately 2.64 billion tons of dry bulk cargo was transported by sea, comprising more than one-third of all international seaborne trade.

The demand for drybulk carrier capacity is determined by the underlying demand for commodities transported in drybulk carriers, which in turn is influenced by trends in the global economy. Between 1999 and 2005, trade in all dry bulk commodities increased from 1.97 billion tons to 2.64 billion tons, an increase of 34.0%. One of the main reasons for the resurgence in drybulk trade has been the growth in imports by

China of iron ore, coal and steel products during the last five years. Chinese imports of iron ore alone increased from 55.3 million tons in 1999 to more than 271 million tons in 2005. Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet, with port congestion, which has been a feature of the market in 2004, absorbing additional tonnage.

The global drybulk carrier fleet may be divided into four categories based on a vessel's carrying capacity. These categories consist of:

- Capesize vessels, which have carrying capacities of more than 85,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. There are relatively few ports around the world with the infrastructure to accommodate vessels of this size.
- Panamax vessels have a carrying capacity of between 60,000 and 85,000 dwt. These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers. Panamax vessels are able to pass through the Panama Canal making them more versatile than larger vessels.
- Handymax vessels have a carrying capacity of between 35,000 and 60,000 dwt. These vessels operate along a large number of geographically dispersed global trade routes mainly carrying grains and minor bulks. Vessels below 60,000 dwt are sometimes built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.
- Handysize vessels have a carrying capacity of up to 35,000 dwt. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels have operated along regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

The supply of drybulk carriers is dependent on the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or loss. As of January 2006, the global drybulk carrier orderbook amounted to 49.7 million dwt, or 14.4% of the existing fleet, with most vessels on the orderbook expected to be delivered within 36 months. The level of scrapping activity is generally a function of scrapping prices in relation to current and prospective charter market conditions, as well as operating, repair and survey costs.

The average age at which vessels were scrapped over the last five years was 26 years. However, due to recent strength in the drybulk shipping industry, the average age at which the vessels are scrapped has increased.

Charterhire Rates

Charterhire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors may play a role. Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier categories. However, because demand for larger drybulk carriers is affected by the volume and pattern of trade in a relatively small number of commodities, charterhire rates (and vessel values) of larger ships tend to be more volatile than those for smaller vessels.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit.

Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo also are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the charterhire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange. These references are based on actual charterhire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers. The Baltic Panamax Index is the index with the longest history. The Baltic Capesize Index and Baltic Handymax Index are of more recent origin. In 2004 and 2005, rates for all sizes of drybulk carriers strengthened appreciably to historically high levels, primarily due to the high level of demand for raw materials imported by China. Recently however, rates have declined from those historically high levels.

Vessel Prices

Vessel prices, both for new-buildings and secondhand vessels, have increased significantly during the past two years as a result of the strength of the dry bulk shipping industry. Because sectors of the shipping industry (drybulk carrier, tanker and container ships) are in a period of prosperity, new-building prices for all vessel types have increased significantly due to a reduction in the number of berths available for the construction of new vessels in shipyards.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (United States Coast Guard, harbor master or equivalent), classification societies; flag state administrations (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations applicable to us as of the date of this report.

International Maritime Organization

The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Annex VI to the International Convention for the Prevention of Pollution from Ships has been adopted by the IMO to address air pollution from ships. Annex VI, which became effective in May 2005, set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. All of our vessels now comply with Annex VI.

The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. As of the date of this report, each of our vessels is ISM code-certified.

The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

- o natural resources damage and the costs of assessment thereof;
- o real and personal property damage;
- o net loss of taxes, royalties, rents, fees and other lost revenues;
- o lost profits or impairment of earning capacity due to property or natural resources damage; and
- o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA limits the liability of responsible parties to the greater of $600 per gross ton or $0.5 million per drybulk carrier that is over 300 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage it could have an adverse effect on our business and results of operation.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the United States Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton, which includes the OPA limitation on liability of $1,200 per gross ton and the United States Comprehensive Environmental Response, Compensation, and Liability Act liability limit of $300 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

The United States Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

The United States Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the United States Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the United States Coast Guard evidencing sufficient self-insurance.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

Other Environmental Initiatives

The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

Although the United States is not a party thereto, many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that became effective in November 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $6.5 million plus approximately $913 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately $129.9 million. As the 1969 Convention calculates liability in terms of basket currencies, these figures are based on currency exchange rates on March 20, 2006. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner's actual fault; under the 1992 Protocol, a ship-owner cannot limit liability where the spill is caused by the owner's intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the 1969 Convention has not been adopted, including the United States, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code or ISPS Code. Among the various requirements are:

- on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

- on-board installation of ship security alert systems;

- the development of vessel security plans; and
- compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-United States vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member.

In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned. The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

- Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.
- Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.
- Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years. Most vessels are also dry-docked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the ship owner within prescribed time limits. Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. Each of our vessels is certified as being "in class" by one of the major classification societies. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memorandum of agreement. If the vessel is not certified on the date of closing, we have no obligation to take delivery of the vessel.

Risk of Loss and Liability Insurance

General

The operation of any drybulk carrier includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental incidents, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

While we maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for our operating fleet in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We maintain marine hull and machinery and war risks insurance, which cover the risk of actual or constructive total loss, for all of our vessels. Our vessels are each covered up to at least fair market value with deductibles of $100,000 per vessel per incident. We also maintain increased value coverage for each of our vessels. Under this increased value coverage, in the event of total loss of a vessel, we are entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or "clubs." Our coverage, except for pollution, is unlimited.

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The fourteen P&I Associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each P&I Association has capped its exposure to this pooling agreement at $4.25 billion. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group's claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group.

Permits and Authorizations

We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required depend upon several factors, including the commodity transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. We have been able to obtain all permits, licenses and certificates currently required to permit our vessels to operate. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of us doing business.

C. Organizational structure

DryShips Inc. is the sole owner of all of the outstanding shares of the subsidiaries listed in Note 1 of our consolidated financial statements under item 18.

D. Property, plant and equipment

We do not own any real property. We lease office space in Athens, Greece from our Chief Executive Officer. Our interests in the vessels in our fleet are our only material properties. See "Our Fleet" in this section.

Item 4A. ***Unresolved Staff Comments***

None.

Item 5. ***Operating and Financial Review and Prospects***

The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and accompanying notes included elsewhere in this report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this report.

A. Operating Results

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

- Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

- Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with major repairs, drydockings or special or intermediate surveys. The shipping industry uses voyage days (also referred to as available days) to measure the number of days in a period during which vessels actually generate revenues.

- Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our calendar days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, drydockings or special or intermediate surveys.

- Spot Charter Rates. Spot charter rates are volatile and fluctuate on a seasonal and year to year basis. Fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes.

Voyage Revenues

Our voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days during which our vessels generate revenues and the amount of daily charterhire that our vessels earn under charters, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry-dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the drybulk transportation market and other factors affecting spot market charter rates for drybulk carriers.

Vessels operating on period time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable us to capture increased profit margins during periods of improvements in charter rates although we are exposed to the risk of declining charter rates, which may have a materially adverse impact on our financial performance. If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

We have placed eleven of our vessels in a pool. We are paid a percentage of revenues generated by the pool calculated in accordance with a "pool point formula," which is determined by points awarded to each vessel based on the vessel's age, dwt, speed, fuel consumption and certain other factors. For example, a younger vessel with higher carrying capacity and greater fuel efficiency would earn higher pool points than an older vessel with lower carrying capacity and lesser fuel efficiency. Revenues are paid every 15 days in arrears based on the points earned by each vessel.

We believe that by placing our vessels in a pool of similar vessels, we benefit from certain economies of scale available to the pool relating to negotiations with major charterers and flexibility in positioning vessels to obtain maximum utilization.

Revenue from these pooling arrangements is accounted for on the accrual basis and is recognized when the collectability has been reasonably assured. Revenue from the pooling arrangements for the year ended December 31, 2005 accounted for 25%, of our voyage revenues.

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of voyage days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

Voyage Expenses

Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. These expenses are not under our control and therefore if we were to charter any of our vessels under a voyage charter, whereby we would be responsible for these expenses, any increase would adversely affect our results from operations.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the increase in the size of our fleet. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for insurance, may also cause these expenses to increase.

Depreciation and Amortization

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard. Depreciation is based on cost less the estimated residual value. We capitalize the costs associated with a drydocking and amortize these costs on a straight-line basis over the period when the next drydocking becomes due, which is typically 30 months. Regulations and/or incidents may change the estimated dates of next drydockings.

Management Fees - Related Party

We pay Cardiff a technical management fee of $650 (based on a Euro/Dollar exchange rate of 1.30:1.00) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by us. The management fee is adjusted quarterly based on the Euro/Dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. In addition, we pay Cardiff any expenses incurred in connection with any visit to a vessel by a superintendent engineer of Cardiff to evaluate or supervise any repairs, drydockings or other activities and, for visits in excess of five days per annum per vessel, we pay Cardiff $550 for each additional day.

General and Administrative Expenses and General Administrative Expenses - Related Party

Our general and administrative expenses mainly include executive compensation and the fees paid to Fabiana Services S.A. ("Fabiana") a related party entity incorporated in Marshall Islands for providing consultation services with respect to our Chief Executive Officer and Chief Financial Officer duties. The shares of this company are beneficially held by Mr. Economou and Mr. Thomas.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with vessel specific debt of our subsidiaries. We used a portion of the proceeds of our initial public offering in February 2005 to repay all of our then outstanding debt. We have incurred financing costs and we also expect to incur interest expenses under our credit facilities in connection with debt incurred to finance future acquisitions. However, we intend to limit the amount of these expenses and costs by repaying our outstanding indebtedness from time to time with the net proceeds of future equity issuances.

Inflation

Inflation has not had a material effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is usually delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement (called a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where we have assumed an existing charter obligation or entered into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are less than market charter rates, we record a liability, based on the difference between the assumed charter rate and the market charter rate for an equivalent vessel to the extent the vessel's capitalized cost would not exceed its fair value without a time charter. Conversely, where we assume an existing charter obligation or enter into a time charter with the existing charterer in connection with the purchase of a vessel at charter rates that are above market charter rates, we record an asset, based on the difference between the market charter rate and the contracted charter rate for an equivalent vessel. This determination is made at the time the vessel is delivered to us, and such assets and liabilities are amortized to revenue over the remaining period of the charter.

During February and March 2005 we took delivery of eight second hand vessels, the Matira, Tonga, Iguana, Ocean Crystal, Toro, Paragon, Xanadu, and La Jolla with charter party arrangements attached, which we agreed to assume through arrangements with the respective charterers. Upon delivery of the vessels we evaluated the charter contract assumed and recognized deferred revenue of $6.4 million with a corresponding increase in the vessels purchase price. The fair value of the assumed charters was determined based on reference to current market rates for similar contracts considering the remaining time charter period. Of the above mentioned vessels, four (Iguana, Ocean Crystal, Toro and Paragon) were acquired from companies that were beneficially owned by our Chief Executive Officer's sister, while the remaining four were acquired from third parties.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

- obtain the charterer's consent to us as the new owner;
- obtain the charterer's consent to a new technical manager;
- in some cases, obtain the charterer's consent to a new flag for the vessel;
- arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;
- replace all hired equipment on board, such as gas cylinders and communication equipment;
- negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
- register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
- implement a new planned maintenance program for the vessel; and
- ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state. The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

- employment and operation of our dry bulk vessels; and
- management of the financial, general and administrative elements involved in the conduct of our business and ownership of our dry bulk vessels.

The employment and operation of our vessels require the following main components:

- vessel maintenance and repair;
- crew selection and training;
- vessel spares and stores supply;
- contingency response planning;
- onboard safety procedures auditing;
- accounting;
- vessel insurance arrangement;
- vessel chartering;
- vessel security training and security response plans (ISPS);
- obtain ISM certification and audit for each vessel within the six months of taking over a vessel;
- vessel hire management;
- vessel surveying; and
- vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires the following main components:

- management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
- management of our accounting system and records and financial reporting;
- administration of the legal and regulatory requirements affecting our business and assets; and
- management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

- rates and periods of charter hire;
- levels of vessel operating expenses;
- depreciation and amortization expenses;
- financing costs; and
- fluctuations in foreign exchange rates.

Results of Operations

Year ended December 31, 2005 compared to the year ended October 31, 2004

VOYAGE REVENUES--Voyage revenues increased by $165.4 million, or 260.5%, to $228.9 million for 2005, compared to $63.5 million for 2004. This increase is due to the delivery of 21 vessels during the period from February to August 2005, which increased voyage days to 7,710 in 2005 from 2,066 in 2004. In addition the average fleet time charter equivalent rate increased marginally from $28,062 in 2004 to $28,446 for 2005.

VOYAGE EXPENSES--Voyage expenses (including gains from bunkers on board relating to vessels employed under time charter agreements) increased by $4.1 million, or 74.5%, to $9.6 million for 2005, compared to $5.5 million for 2004. This increase is attributable to increased commissions. Commissions paid during 2005 and 2004 to Cardiff amounted to $2.9 million and $0.8 million, respectively, and commissions paid to unaffiliated ship brokers amounted to $7.7 million and $2.5 million, respectively. The increase in commissions was primarily the result of the increase in voyage days in 2005, which increased the amount of revenue we reported. However, the increase in voyage expenses due to the increase in commissions was partly offset by gains resulting from the difference between the purchase and sale price of bunkers on the delivery and redelivery of the vessels to and from their time charterers. Such gains amounted to $3.4 million and $0.9 million for 2005 and 2004, respectively.

VESSEL OPERATING EXPENSES--Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $26.9 million, or 274.5%, to $36.7 million for 2005 compared to $9.8 million for 2004. Daily vessel operating expenses per vessel increased by $158, or 3.5%, to $4,668 for 2005 compared to $4,510 for 2004. This increase is due to the increase in number of vessels from an average of 6 in 2004 to 21.6 in 2005 and a corresponding increase of calendar days from 2,166 in 2004 to 7,866 days in 2005.

DEPRECIATION AND AMORTIZATION--

	Year Ended	
	October 31, 2004	December 31, 2005
(Dollars in thousands)		
Vessels depreciation expense	$ 4,735	$ 40,231
Amortization of drydockings	1,716	2,379
Total	$ 6,451	$ 42,610

Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydockings, increased by $36.1 million, or 555.4% to $42.6 million for 2005 compared to $6.5 million for 2004. This increase is due to the delivery of 21 vessels during the period from February to August 2005.

MANAGEMENT FEES--relate to the fees paid to Cardiff for the management of our vessels and increased by $3.7 million or 284.6% to $5.0 million in 2005 from $1.3 million in 2004. This increase is due to the increase in number of vessels from an average of 6 in 2004 to 21.6 in 2005 and a corresponding increase of calendar days from 2,166 in 2004 to 7.866 days in 2005.

GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses increased by $4.0 million to $4.2 million for 2005 compared to $0.2 million for 2004. This increase is due to the additional administrative costs in connection with the operation of our larger fleet and the duties typically associated with public companies and to the compensation of our senior management and directors which amounted $1.4 million. In addition, general and administrative expenses in 2005 include an amount of $1.6 million relating to remuneration paid to Cardiff for additional services not contemplated by the management agreement and carried out during the pre-delivery period of the 21 newly acquired vessels and for services rendered by Cardiff in relation to our financial reporting requirements and the establishment and monitoring of internal controls over financial reporting.

INTEREST AND FINANCE COSTS--Interest and Finance costs increased by $18.9 million, or 1,260%, to $20.4 million for 2005 compared to $1.5 million for 2004. This increase is primarily the result of the four new credit facilities entered into in 2005 totaling $577.6 million for the acquisition of 21 vessels.

INTEREST INCOME--Interest income was $0.7 million during 2005 compared to $ 0.0 million during 2004.

OTHER NET--We recognized a loss of $0.2 million during 2005 compared to a gain of $0.3 million during 2004. These gains and losses relate to amounts received in connection with claims for damages to our vessels compared to the actual costs associated with such repairs.

NET INCOME--Net income was $111.0 million for 2005 compared to net income of $39.1 million for 2004. This increase is attributable to the increase in the size of our fleet.

Two month period ended December 31, 2004

VOYAGE REVENUES--Voyage revenues for the two month period were $15.6 million. Our initial fleet of 6 vessels operated throughout the period, with no off-hire days, generating an average TCE rate per vessel of $39,516. This is a significantly higher rate than that of prior periods and the increase is entirely due to higher charter rates at the end of 2004.

VOYAGE EXPENSES (Including Bunkers)--Voyage expenses for the two month period were $1.1 million, of which $0.7 million related to commissions. The remaining voyage expenses of $0.4 million relate almost entirely to the expenses incurred by Mostoles which was the only vessel to operate on voyage charter during the period.

VESSEL OPERATING EXPENSES--Vessel operating expenses were $1.8 million for the two month period. Daily vessel operating expenses per vessel were $4,798.

DEPRECIATION AND AMORTIZATION--Depreciation and amortization for the period was $1.1 million. The vessels Striggla, Shibumi and Lacerta underwent drydockings as of October 31, 2004 and the amortization charge for the period reflects the resultant increase in deferred drydocking costs.

MANAGEMENT FEES--Management fees totaled approximately $0.2 million for the two month period.

INTEREST AND FINANCE COSTS--Interest and finance costs for the period were $0.5 million. Of this amount, $0.3 million relates to interest incurred on the Company's outstanding loans for the period and $0.1 million relates to amortization and write-off of financing fees, while another $0.1 million relates to bank charges.

NET INCOME--Net income was $10.7 million for the two month period.

Year ended October 31, 2004 compared to the year ended October 31, 2003

VOYAGE REVENUES--Voyage revenues increased by $38.4 million, or 153.0% to $63.5 million for 2004, compared to $25.1 million for 2003. This increase is due to the delivery of Panormos on December 1, 2003, which contributed $11.9 million in voyage revenues and an overall increase in drybulk rates which increased the revenues generated by the other five vessels in our fleet to $51.6 million in 2004 from $25.1 in 2003.

VOYAGE EXPENSES--Voyage expenses (including gains from bunkers on board relating to vessels employed under time charter agreements), which primarily consist of port, canal and fuel costs that are unique to a particular voyage which would otherwise be paid by the charterer under a time charter contract, as well as commissions, increased $1.9 million, or 52.8%, to $5.5 million for 2004, compared to $3.6 million for 2003. This increase is primarily due to the increase in the amount of commissions paid, which increased $2.0 million or 153.8% to $3.3 million for 2004, from $1.3 million for 2003. Commissions are calculated as a percentage of voyage revenues.

This increase in commissions paid was partially offset by lower voyage expenses, excluding commissions, which decreased by $0.1 million to $2.2 million for 2004, from $2.3 million for 2003, due to the higher number of time charters performed by our vessels during 2004, compared to 2003.

VESSEL OPERATING EXPENSES--Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, increased by $3.1 million, or 46.3%, to $9.8 million for 2004 compared to $6.7 million for 2003. Daily vessel operating expenses per vessel increased by $817, or 22.1%, to $4,510 for 2004 compared to $3,693 for 2003. This increase is primarily due to (i) an increase in the cost of repairs and deck and engine stores purchased from suppliers in more expensive geographical locations due to some vessels' trading patterns, incurred during but not relating to the drydockings on our vessels Shibumi, Striggla and Lacerta, (ii) an increase in the cost of insurance on our vessels due to an increase in rates charged by insurance companies throughout the shipping sector and (iii) an increase in crew costs due to the appreciation of the Euro against the U.S. dollar.

DEPRECIATION AND AMORTIZATION--

	Year Ended October 31, 2004	
	2003	2004
(Dollars in thousands)		
Vessels depreciation expense	$ 3,580	$ 4,735
Amortization of drydockings	1,664	1,716
Total	$ 5,244	$ 6,451

Depreciation and amortization, which includes depreciation of vessels as well as amortization of drydockings, increased by $1.3 million, or 25.0% to $6.5 million for 2004 compared to $5.2 million for 2003. This increase is primarily due to the delivery of Panormos in December 2003 plus an increase in amortization of drydocking expenses due to the drydocking of Striggla, Shibumi and Lacerta during 2004.

MANAGEMENT FEES - relate to the fees that we pay to Cardiff for the management of our vessels and increased by $0.2 million or 18.2% from $1.1 million in 2003 to $1.3 million in 2004. This increase was due to the delivery of Panormos.

GENERAL AND ADMINISTRATIVE EXPENSES--General and administrative expenses, remained stable to $0.2 million in 2003 and 2004.

INTEREST AND FINANCE COSTS--Interest and finance cost increased by $0.4 million, or 36.4%, to $1.5 million for 2004 compared to $1.1 million for 2003. This increase is primarily the result of the $20.0 million debt we incurred in December 2003 to partially finance the acquisition cost of the vessel Panormos.

OTHER NET--We recognized a gain of $0.3 million during 2004 compared to a gain of $0.2 million during 2003. These gains relate to the excess amount we received in connection with claims for damages to our vessels compared to the actual costs associated with the repairs.

NET INCOME--Net income was $39.1 million for 2004 compared to net income of $7.2 million for 2003.

B. Liquidity and Capital Resources

Historically our principal source of funds has been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon operating cash flows, long-term borrowings, as well as future equity financings to implement our growth plan.

We believe that our current cash balance as well as operating cash flows will be sufficient to meet our liquidity needs for the next two to three years assuming the charter market does not deteriorate to the low rate environment that prevailed subsequent to the Asian financial crisis in 1999. If we do acquire additional vessels, we will rely on new debt, proceeds from future offerings and revenues from operation to meet our liquidity needs going forward.

Our practice has been to acquire drybulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our drybulk carriers. Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer drybulk carriers and the selective sale of older drybulk carriers. These acquisitions will be principally subject to management's expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms.

In March 2006 we entered into a new loan agreement with a syndicate of shipping banks for an amount of up to $628.7 million. The proceeds of the loan will be used (i) to refinance existing loans; (ii) for general corporate purposes; (iii) to finance up to the lower of $27.5 million or 76.5% of the market value of Hille Oldendorff; and (iv) to finance the purchase of additional vessels of up to 75% of the market value. The term of the loan under (i), (ii), (iii) is 10 years while the term under (iv) is to be determined by the age of the vessels acquired. The loan carries interest at LIBOR plus margins ranging from 1.0% and 2.53% determined by prevailing loan to value ratios calculated every quarter. The loan is secured by first priority ship mortgages on the Company's fleet of vessels, assignment of earnings and insurances and a pledge over a deposit of $5.0 million.

Cash Flows

Our cash and cash equivalents decreased to $5.2 million as of December 31, 2005, compared to $8.4 million as of December 31, 2004 and to $6.2 million as of October 31, 2004. Working capital is current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $117.0 million as of December 31, 2005 due to the increase in the current portion of long-term debt which increased to $107.7 million in 2005 compared to $25.4 million as of October 31, 2004.

NET CASH FROM OPERATING ACTIVITIES-- was $163.8 million during 2005 compared to net cash from operating activities of $7.3 million during the year ended October 31, 2004. This change is primarily attributable to an increase in net income of $71.9 million as a result of the delivery of 21 vessels during the period from February to August 2005 mitigated by the increase in depreciation of $35.5 million, deferred revenue of $5.2 million and changes to related parties of $45.5 million

NET CASH USED IN INVESTING ACTIVITIES-- was $847.6 million for the year ended December 31, 2005, which reflects the acquisition cost of the 21 vessels delivered during the period from February to August 2005 compared to $20.1 million during the year ended October 31, 2004 representing the balance of the purchase price of Panormos, following the advance payment of $2.2 million we made in October 2003.

NET CASH FROM FINANCING ACTIVITIES-- was $680.7 million for the year ended December 31, 2005, compared to $16.0 million during the year ended October 31, 2004. The change in cash provided by financing activities relates to the following:

- Proceeds from borrowing under long-term debt were $577.6 million during the year ended December 31, 2005 in connection with the acquisition of the 21 vessels delivered between February and August 2005, compared to $26.0 million for the year ended October 31, 2004 in connection with the acquisition of the vessel Panormos.

- Principal repayments of long-term debt of $90.0 million for the year ended December 31, 2005, compared to $8.2 million for the year ended October 31, 2004.

- Increase in restricted cash of $23.6 million in 2005 compared to an increase of $1.6 million in the year ended October 31, 2004.

- Dividends of $30.1 million in 2005 compared to $0.0 million in the year ended October 31, 2004.

As of December 31, 2004, we had a cash balance of $8.4 million. Working capital is current assets minus current liabilities, including the current portion of long-term debt. The working capital deficit was $13.7 million as of December 31, 2004 due to the declaration of dividends to our existing shareholders, which was given retroactive effect in our financial statements for the fiscal year ended October 31, 2004, and prior to our initial public offering which was completed in February 2005. Of the $69.0 million dividend declared, $18.0 million was still payable as of December 31, 2004. An additional $10.7 million was paid on February 8, 2005 and the remainder was paid on May 24, 2005.

NET CASH FROM OPERATING ACTIVITIES - was $55.2 million for the two-month period ended December 31, 2004. This is attributable to the improved trading conditions which contributed net income of $10.7 million and the decrease by $40.6 million of the amounts due from Cardiff that were settled and used to pay existing shareholders a portion of the $69.0 million dividend outstanding as of October 31, 2004.

NET CASH USED IN FINANCING ACTIVITIES - was $53.0 million for the two-month period ended December 31, 2004. This mainly relates to the dividend of $51.0 million that was paid to the existing shareholders on December 23, 2004. During the period we also made principal payments of long term debt of $17.4 million, while we incurred long term debt of $15.4 million.

NET CASH FROM OPERATING ACTIVITIES--increased by $4.8 million to $7.3 million during the year ended October 31, 2004, compared to net cash from operating activities of $2.5 million during 2003. This increase is primarily attributable to net income of $39.1 million as a result of improved trading conditions in combination with the increase in voyage days following our acquisition of the drybulk vessel Panormos, mitigated by the increase in our related party balances due from Cardiff, which maintains and handles the majority of the cash generated from vessel operations, of $35.3 million. Furthermore payments for drydockings in the year ended October 31, 2004, were $3.3 million compared to $1.3 million in 2003 as vessels Striggla, Shibumi and Lacerta underwent their scheduled drydockings in 2004.

NET CASH USED IN INVESTING ACTIVITIES--was $20.1 million during the year ended October 31, 2004, which reflects the acquisition costs for the vessel Panormos, following the advance payment of $2.2 million we made in October 2003.

NET CASH FROM FINANCING ACTIVITIES--was $16.0 million during the year ended October 31, 2004, compared to net cash from financing activities of $0.4 million during 2003. The change in cash provided by financing activities relates to the following:

- Net proceeds from borrowing under long-term debt were $26.0 million in connection with the refinancing of certain of our loans and the acquisition of the vessel Panormos during the year ended October 31, 2004, compared to $3.4 million during 2003.

- Principal repayments of long-term debt of $8.2 million during the year ended October 31, 2004, compared to $2.8 million during 2003.

- Dividends of $0.0 million in the year ended October 31, 2004 compared to $2.3 million in 2003.

EBITDA, as defined in Footnote 2 to the "Selected Financial Data" increased by $126.2 million, or 268%, to $173.3 million for 2005, compared to $47.1 million for the year ended October 31, 2004. This increase is primarily due to the increase of net voyage revenue generated by our fleet as a result of the delivery of 21 vessels during the period from February to August 2005.

EBITDA for the two month period ended December 31, 2004 was $12.3 million and was a result of a strong drybulk market that prevailed during the period and continued during the first quarter of 2005. During the two month period the Company operated 6 vessels.

EBITDA increased by $33.6 million, or 248.9%, to $47.1 million for the year ended October 31, 2004, compared to $13.5 million for 2003. This increase is primarily due to the increase of net voyage revenue generated by our fleet as a result of the overall stronger drybulk market during 2004 compared to 2003. The increase was mitigated by the increase in vessel operating expenses and general and administrative expenses for 2004 compared to 2003.

CONTRACTUAL OBLIGATIONS--

The following table sets forth our contractual obligations and their maturity dates as of December 31, 2005:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in thousands of U.S. dollars)				
Bank loans (1)	108,218	169,744	114,743	135,620	528,325
Rental agreement for office premises (2)	11	33	11	--	55
Chartering commitments (3)	6,022	12,044	-	--	18,066

(1) As of December 31, 2005, we had five outstanding loans with a combined outstanding balance of $528.3 million (gross of unamortized deferred financing fees of $3.0 million), which were refinanced on March 31, 2006 through two loan agreements (see subsequent events below). The original loans have maturity dates between 2006 and 2011. The scheduled annual principal payments for our outstanding loans are as follow:

LOANS	160m A	200m B	92.94m C	120.6m D	19m E	TOTAL
Year ended December 31,						
2006	22,000,000	42,732,373	23,510,000	15,976,252	4,000,000	108,218,625
2007	18,000,000	31,972,580	4,200,000	15,976,252	2,100,000	72,248,832
2008	13,500,000	22,072,801	4,200,000	15,976,252	1,200,000	56,949,053
2009	12,000,000	12,320,790	4,200,000	10,825,126	1,200,000	40,545,916
Thereafter	77,000,000	68,595,069	42,864,000	53,902,992	8,000,000	250,362,061
TOTAL	$142,500,000	$177,693,613	78,974,000	$112,656,874	$16,500,000	$528,324,487

(2) We lease office space in Athens, Greece, from Mr. George Economou, our Chairman and CEO.

(3) In November 2004 we entered into an agreement with Tara Shipping Limited, an unrelated party, to charter-in the vessel "Darya Tara" for a minimum period of 36 months and a maximum of 38 months at a daily rate of $16,550. Concurrently with the aforementioned agreement, the Company concluded a charter party agreement with an unrelated party for the charter-out of the vessel Darya Tara over the same period and at a daily rate of $16,750.

Quantitative and Qualitative Disclosure of Market Risk Interest Rate Fluctuation

The international drybulk industry is a capital intensive industry, requiring significant amounts of investment. Much of this investment is provided in the form of long term debt. Our debt usually contains interest rates that fluctuate with LIBOR. Increasing interest rates could adversely impact future earnings.

Our interest expense is affected by changes in the general level of interest rates. As an indication of the extent of our sensitivity to interest rate changes, an increase of 100 basis points would have decreased our net income and cash flows in the current year by approximately $338,650 based upon our debt level at December 31, 2005.

The following table sets forth the sensitivity of loans A through E in U.S. dollars to a 100 basis points increase in LIBOR during the next five years on the same basis.

YEAR	AMOUNT
2006	4,674,359
2007	3,780,854
2008	3,134,865
2009	2,647,390

Foreign Exchange Rate Risk

We generate all of our revenues in U.S. dollars, but incur approximately 24% of our expenses in currencies other than U.S. dollars. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. At December 31, 2005, approximately 31% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly the Euro).

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of the company's significant accounting policies, see Note 2 to the Company's consolidated financial statements.

Impairment of long-lived assets: We evaluate the carrying amounts of vessels to determine if events have occurred which would require modification to their carrying values. In evaluating carrying values of vessels, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel's carrying value. If our estimate of undiscounted future cash flows for any vessel is lower than the vessel's carrying value plus any unamortized drydocking costs, the carrying value is written down, by recording a charge to operations, to the vessel's fair market value if the fair market value is lower than the vessel's carrying value.. We estimate fair market value primarily through the use of third party valuations performed on an individual vessel basis.

Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives, estimated to be 25 years, with the exception of vessel Tonga, from date of initial delivery from the shipyard. We believe that a 25-year depreciable life is consistent with that of other ship owners. The useful life of Tonga is estimated to 26 years, which coincides with the validity of the class certificate. Depreciation is based on cost less the estimated residual scrap value. A decrease in the useful life of a dry bulk vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

Deferred drydock costs. Our vessels are required to be drydocked for major repairs and maintenance that cannot be performed while the vessel is operating approximately every 30 months. We capitalize the costs associated with the drydocks as they occur and amortize these costs on a straight line basis over the period between drydocks. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard, and the cost of hiring a third party to oversee a drydock.

Allowance for doubtful accounts. Revenue is based on contracted charter parties and although our business is with customers who we believe to be of the highest standard, there is always the possibility of dispute over terms and payment of freight. In such circumstances, we assess the recoverability of amounts outstanding and we estimate a provision if there is a possibility of non-recoverability. Although we believe our provisions to be based on fair judgment at the time of their creation, it is possible that an amount under dispute is not recovered and the estimated provision for doubtful recoverability is inadequate.

Subsequent Events

On March 31, 2006, we concluded two loan agreements for an aggregate amount of up to $628.7 million with a syndicate of institutional lenders as follows:

- A term loan and short term credit facility of up to $518.7 million in aggregate divided into a term loan of $460.0 million in order to refinance our then outstanding balance under prior indebtedness ($528.3 million as at December 31, 2005), to partially finance the acquisition cost of a second-hand vessel and for working capital and a credit facility of $58.7 million in order to partially finance the acquisition cost of additional vessels acceptable to the lenders. The credit facility of $58.7 million is available for drawdown for 364 days after the signing of the agreement and each amount drawn down will be included in the term loan and paid in equal consecutive quarterly installments commencing on the next quarterly repayment of the term loan and the length of repayment will depend on the age of each of the additional vessels to be acquired. The term loan is payable in forty variable consecutive quarterly installments commencing six months after the drawdown date but not later than August 31, 2006 and through May 2016 plus a balloon payment of $81.3 million, payable together with the last installment.

- A term loan and short term credit facility of up to $110.0 million in aggregate divided into a term loan of $97.5 million in order to refinance our then outstanding balance under prior indebtedness ($528.3 million as at December 31, 2005), to partially finance the acquisition cost of a second-hand vessel and for working capital and a credit facility of $12.5 million in order to partially finance the acquisition cost of additional vessels acceptable to the lenders. The credit facility of $12.5 million is available for drawdown for 364 days after the signing of the agreement and each amount drawn down will be included in the term loan and paid in equal consecutive quarterly installments commencing on the next quarterly repayment of the term loan and the length of repayment will depend on the age of each of the additional vessels to be acquired. The term loan is payable in forty variable consecutive quarterly installments commencing six months after the drawdown date but not later than August 31, 2006 and through May 2016 plus a balloon payment of $17.2 million, payable together with the last installment.

The loans will bear interest at LIBOR plus a margin and will be secured by a first priority mortgage over the vessels involved. We will be permitted to pay dividends under the loans so long as such amount of dividends does not exceed 50% of our net income as evidenced by the relevant annual audited financial statements. However, for the fiscal year 2006, the amount of dividends we may pay cannot exceed the amount of $18.0 million. We may not make any additional dividend payments without the lenders' prior written consent. In April 2006, the Company drew down an amount of $526.6 million of the loans discussed above.

In March 2006 we exercised our purchase option for a second-hand drybulk carrier, Hille Oldendorff, a 2005 built, 55,566 dwt, Handymax drybulk carrier. The vessel will be purchased with a bareboat charter at $19,745 per day, net of commissions, until March 2007. The seller is an affiliated company of DryShips that acquired the vessel in late October 2005, at which time DryShips was granted an option to purchase the vessel. The vessel's purchase price ($40.76 million under a memorandum of agreement dated March 24,

2006) will be financed in part by up to $27.5 million under our new credit facility and $3.25 million pursuant to a sellers' credit for a period of nine to twelve months.

In April 2006, we entered into an agreement to acquire a second-hand drybulk carrier, Atacama, a 2001 built, 75,941 dwt, Panamax drybulk carrier. The vessel will be purchased with a timecharter attached at a daily rate of $29,000 until February 2007 and thereafter at a daily rate of $18,400 until February 2008. The seller is an unaffiliated company. The vessel's purchase price ($35.4 million) will be financed with a draw down under our new term loan and short term credit facility.

Dividend Payments

On January 11, 2006 the Company announced that its board of directors had declared a quarterly cash dividend of $0.20 per common share, payable January 31, 2006 to stockholders of record on January 16, 2006. The cash dividend amounted to $6.07 million. Furthermore, on April 4, 2006 the Company announced that its board of directors declared a quarterly cash dividend of $0.20 per common share, payable April 28, 2006 to stockholders of record on April 17, 2006. The cash dividend amounted to $6.07 million.

Foreign Exchange Transactions

In January 2006, the Company engaged in a total of 12 call options, maturing in monthly intervals from February 2006 to January 2007, under two foreign exchange transactions involving the US dollar against Euro. The strike rate under each option is 1.21 US dollars to the Euro, for amounts of Euro 200,000 per month, for each of the 12 months after the individual contract dates. In January 2006, the Company engaged in a total of 12 Forward Foreign Exchange Agreements in monthly intervals from February 2006 to January 2007. The strike rate under each option ranges from 1.2101 to 1.2215 US Dollars to the Euro for amounts of Euro 200,000 per month for each of the 12 months from February 2006 to January 2007.

C. Research and Development, Patents and Licenses

Not Applicable.

D. Trend Information

Not Applicable

E. Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Item 6. ***Directors and Senior Management***

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors, executive officers and key employees. Our board of directors is elected annually on a staggered basis, and each director elected holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
George Economou	52	Chairman, President and Chief Executive Officer; Director
Christopher Thomas	46	Vice President, Treasurer Chief Financial Officer; Director
Angelos Papoulias	51	Director
Nikolas P. Tsakos	42	Director
Eugenia Voulika	41	Secretary

Biographical information with respect to each of our directors, executives and key personnel is set forth below.

George Economou is our Chairman and Chief Executive Officer. Mr. Economou has been actively involved in the shipping industry for over 25 years. After graduating from the Massachusetts Institute of Technology in 1976 with a B.A. in Naval Architecture and Marine Engineering and an M.S. in Shipping and Shipbuilding Management, George Economou commenced working as a Superintendent Engineer in Thenamaris Ship Management in Greece. From 1978 until 1981, he worked as Sale and Purchase Manager at Brokerage and Management in New York. >From 1981 to 1986, he held the position of General Manager of Oceania Maritime Agency in New York. In 1986, he invested and participated in the formation of numerous individual shipping companies which involved, among others, the present group of companies.

Christopher J. Thomas is our Chief Financial Officer. Since November 2001, Mr. Thomas has been an independent financial consultant to numerous international shipowning and operating companies. Mr. Thomas is also on the board of directors of TOP Tankers Inc. which is a publicly traded company with securities registered under the Securities Exchange Act of 1934. From 1999 to 2004, Mr. Thomas was the Chief Financial Officer and a director of Excel Maritime Carriers Ltd. which is also a publicly traded company with securities registered under the Securities Exchange Act of 1934. Prior to joining Excel, he was Financial Manager of Cardiff Marine Inc. Mr. Thomas holds a degree in Business Administration from Crawley University, England.

Angelos Papoulias has served on our Board of Directors since our initial public offering in February 2005. Since 1989, Mr. Papoulias has been a director of Investments and Finance Ltd., a financial consulting firm specializing in financial and structuring advice to the Greek maritime industry. From 1980 to 1987 Mr. Papoulias was with Chase Manhattan Bank N.A. in corporate and shipping finance. From 1987 to 1988 Mr. Papoulias was the Director of Finance at Eletson Holdings Inc., a product tanker company. Mr. Papoulias holds a B.S. in Mathematics/Economics from Whitman College, Washington State, and a Master's degree in International Management from the School of International Management, Phoenix, Arizona.

Nikolas P. Tsakos has served on our Board of directors since our initial public offering in February 2005. Since 1993, Mr. Tsakos has been the President, Chief Executive Officer and a director of Tsakos

Energy Navigation Limited, a provider of international seaborne crude oil and petroleum product transportation services whose common shares are listed on the New York Stock Exchange. Mr. Tsakos is President of the Hellenic Marine Environment Protection Agency (HELMEA). He is a member of the council of the Independent Tanker Owners Association (INTERTANKO), a board member of the Union of Greek Shipowners (UGS), a council member of the board of the Greek Shipping Co-operation Committee (GSCC) and a council member of the American Bureau of Shipping (ABS), Bureau Veritas (BV) and of the Greek Committee of Det norske Veritas (DNV). Mr. Tsakos graduated from Columbia University in New York in 1985 with a degree in Economics and Political Science and obtained a Masters Degree in Shipping, Trade and Finance from the City of London University Business School in 1987. Mr. Tsakos served as an officer in the Hellenic Navy in 1988.

Eugenia Th. Voulika is our Corporate Secretary. Ms. Voulika's principal occupation for the past five years has been as an attorney at law. She is an associate of Deverakis Law Office in Piraeus, Greece since 1991. Ms. Voulika specializes in maritime and civil law.

Mr. Prokopios (Akis) Tsirigakis resigned as a member of our board of directors effective March 31, 2006.

B. Compensation of Directors and Senior Management

We paid an aggregate amount of $1.4 million as compensation to our executive directors for the fiscal year ended December 31, 2005. Non-executive directors received annual compensation in the aggregate amount of $24,000 plus reimbursement of their out-of-pocket expenses. We do not have a retirement plan for our officers or directors.

On February 3, 2005, we entered into two consultancy agreements with Fabiana Services S.A. ("Fabiana") a related party entity incorporated in Marshall Islands. The shares of this company are beneficially held by Mr. Economou and Mr. Thomas. Under the agreements, Fabiana acts as consultant for the Company in connection with the duties of the Chief Executive and Chief Financial Officers. Each of the agreements has a term of three years beginning February 3, 2005, and ending (unless terminated earlier pursuant to the terms of the agreement) on February 2, 2008. The Company pays compensation for the above mentioned consulting services of Euro 979,000 and Euro 147,000 for the Chief Executive and Chief Financial Officers, per annum payable monthly on the last working day of every month in twelve installments.

Equity Incentive Plan

We have adopted an equity incentive plan, or the Plan, which will entitle our officers, key employees and directors to receive options to acquire common stock. Under the Plan, a total of 1,000,000 shares of common stock has been reserved for issuance under the Plan. The Plan is administered by our board of directors. Under the terms of the Plan, our board of directors may grant new options exercisable at a price per share equal to the average daily closing price for our common stock over the 20 trading days prior to the date of issuance of the shares. Under the terms of the Plan, no options can be exercised until at least two years after the closing of our initial public offering in February 2005. Any shares received on exercise of the options may not be sold until three years after the closing of the offering. All options will expire 10 years from the date of grant. The Plan will expire 10 years from the closing of the offering. As at December 31, 2005, no options were granted under the Plan.

C. Board Practices

The term of our Class B directors expires at the annual general shareholders meeting in 2006 and the term of our Class C directors expires at the annual general shareholders meeting in 2007. Our Class B director is Angelos Papoulias. An additional Class B director will be elected at the annual general shareholders meeting in 2006. Class C directors are Christopher J. Thomas and Nikolas P. Tsakos.

Committees of the Board of Directors

We have established an audit committee comprised of three independent directors (with one current vacancy): Angelos Papoulias and Nikolas P. Tsakos who are responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors.

D. Employees

As of December 31, 2005 the Company employed two persons, namely our Chairman and Chief Executive Officer, Mr. Economou, and our Chief Financial Officer, Mr. Christopher Thomas both of whom are located in Athens.

E. Share Ownership

With respect to the total amount of common stock owned by all of our officers and directors, individually and as a group, see Item 7 "Major Shareholders and Related Party Transactions".

Item 7. *Major Shareholders and Related Party Transactions*

A. Major Shareholders

The following table sets forth information regarding the owners of more than five percent of our common stock as at December 31, 2005. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

Title of Class	Identity of Person or Group	Amount Owned	Percentage of Common Stock
Common Stock, par value $0.01 per share	Elios Investments Inc.*	10,780,000	35.52%
	George Economou**	13,552,000	44.65%
	Neuberger Berman LLC	3,193,120	10.52%
	Advice Investment S.A.***	2,772,000	9.13%
	Magic Management Inc.****	1,848,000	6.09%

----

* Based on a share exchange agreement entered into as of February 14, 2006, Entrepreneurial Spirit Foundation (former owner of 10,780,000 of the issued and outstanding shares of the Company) transferred all of its shares to Elios Investments Inc. ("Elios") in exchange for all of the shares of common stock of Elios. Following the transfer and exchange, Entrepreneurial Spirit Foundation owns 100% of the issued and outstanding shares of Elios.

** Mr. Economou is our Chairman and Chief Executive Officer and a Director. Includes shares of common stock of DryShips Inc. owned of record by Elios and Advice Investments S.A. Mr. Economou disclaims beneficial ownership of the shares owned by Advice Investments S.A.

*** A corporation incorporated in the Republic of Liberia. Mr. George Economou's wife, Ms. Elisavet Manola of Athens, Greece, is the beneficial owner of all of the issued and outstanding capital stock of this corporation. Mr. Economou disclaims beneficial ownership of these shares.

****A corporation incorporated in the Republic of Liberia. Mr. George Economou's ex-wife, Ms. Rika Vosniadou of Athens, Greece, is the beneficial owner of all of the issued and outstanding capital stock of this corporation.

B. Related Party Transactions

Mr. George Economou, our Chairman and Chief Executive Officer and director, controls the Entrepreneurial Spirit Foundation, a Liechtenstein foundation that owns 70.0% of the issued and outstanding capital stock of Cardiff, our manager. The other shareholder of Cardiff is Prestige Finance S.A., a Liberian corporation, all of the issued and outstanding capital of which is beneficially owned by Mr. Economou's sister. The Foundation also owns 100% of the common stock of Elios Investments Inc. which holds 35.5% of our common stock.

In October 2004, we issued 15,400,000 shares of our common stock to the Foundation as consideration for causing certain of its affiliates to contribute to us the capital stock of our subsidiaries. In particular the following wholly-owned subsidiaries of the Foundation contributed to our company the shares of the companies that own our vessel owning subsidiaries and effectively their respective shipping assets:

> Tradewinds Shipping Co. Ltd. of the Marshall Islands contributed all of the shares of the two registered shareholders of Silicon Shipping Co. Ltd. of Malta (registered owner of Flecha), all of the shares of the two registered shareholders of Oxygen Shipping Co Ltd. of Malta (registered owner of Shibumi) and all the shares of the two registered shareholders of Blueberry Shipping Co. Ltd. of Malta (registered owner of Panormos) on or about October 18, 2004;
>
> Norge Investment Funds Co. S.A. of Panama contributed all of the shares of the two registered shareholders of Helium Shipping Co. Ltd of Malta (registered owner of Striggla) and all of the shares of the two registered shareholders of Hydrogen Shipping Co. Ltd. of Malta (registered owner of Mostoles) on or about October 18, 2004; and
>
> Solid Shipping and Trading Inc. of Liberia contributed all of the shares of the two registered shareholders of Annapolis Shipping Co. Ltd. of Malta (registered owner of Lacerta).

Subsequently the Foundation instructed us to distribute 4,620,000 of these shares to our two other shareholders prior to our initial public offering.

We outsource substantially all of our technical and commercial functions relating to the operation and employment of our vessels to Cardiff pursuant to management agreements with an initial term of five years. Cardiff is our affiliate by virtue of being under common control with us. These agreements will automatically extend to successive five year terms, unless in each case, at least one year's advance notice of termination is given by either party. We pay Cardiff a technical management fee of $650 (based on a Euro/Dollar exchange rate of 1.30:1.00) per vessel per day on a monthly basis in advance, pro rata for the calendar days these vessels are owned by us. The management fee is adjusted quarterly based on the Euro/Dollar exchange rate as published by EFG Eurobank Ergasias S.A. two days prior to the end of the previous calendar quarter. We also pay Cardiff 1.25% of the gross freight, demurrage and charterhire collected from the employment of our vessels. Cardiff also earns a fee equal to 1.0% calculated on the price as stated in the relevant memorandum of agreement for any vessel bought or sold on our behalf. Cardiff has subcontracted these commercial management functions to its affiliated company, Drybulk S.A. who in turn receives the aforementioned 1.25% chartering and 1.0% sale and purchase fees.

In addition on November 8, 2005 and effective January 1, 2005 we concluded a contract of ongoing services with Cardiff, under which we pay a quarterly fee of $250,000 for services rendered by Cardiff in relation to our financial reporting requirements and the establishment and monitoring of internal controls over financial reporting.

We lease office space in Athens, Greece, from Mr. George Economou, our Chairman and CEO. On October 1, 2005 and effective as of the same date, we entered into a rental agreement with our Chief Executive Officer to lease office space in Athens, Greece. The agreement is for duration of 5 years beginning October 1, 2005 and expires on September 30, 2010. The annual rental for the first two years is Euro 9,000 and thereafter it will be adjusted annually for inflation increases. Prior to entering the above agreement, we agreed to cancel without penalties from either party a previously existing rental agreement for leasing office space from our Chief Executive Officer. That agreement had been effective for a five year period beginning January 1, 2005 at an annual rental of Euro 14,000 before any annual inflation increases.

On February 3, 2005, we entered into two consultancy agreements with Fabiana Services S.A. ("Fabiana") a related party entity incorporated in Marshall Islands. The shares of this company are beneficially held by Mr. Economou and Mr. Thomas. Under the agreements, Fabiana acts as consultant for the Company in connection with the duties of the Chief Executive and Chief Financial Officers. Each of the agreements has a term of three years beginning February 3, 2005 and ending (unless terminated earlier on the basis of any other provisions as may be defined in the agreement) on the day before the third anniversary of such date. The Company will pay a compensation for the above mentioned services of Euro 979,000 and Euro 147,000 for the Chief Executive and Chief Financial Officers consultation, per annum payable monthly on the last working day of every month in twelve installments.

Further, Mr. Economou has entered into a letter agreement which includes a provision requiring Mr. Economou to (i) use commercially reasonable efforts to cause each company affiliated with Cardiff that owns a bareboat chartered vessel (meaning a vessel for which the charterer bears all operating expense and risk) to sell its vessels upon redelivery from its bareboat charterer and allow the Company to exercise a right of first refusal to acquire that bareboat chartered vessel once an agreement that sets forth the terms of the sale is entered into, and (ii) allow the Company to exercise a right of first refusal to acquire any drybulk carrier, after Mr. Economou, or any of his other affiliates, enters into an agreement that sets forth terms upon which he or it would acquire that drybulk carrier. Pursuant to this letter agreement, Mr. Economou will notify our audit committee of any agreement that he or his other affiliates have entered into to purchase a drybulk carrier (or to sell the bareboat chartered vessel) and will provide the audit committee a 7 calendar day period in respect of a single vessel transaction, or a 14 calendar day period in respect of a multi-vessel transaction, from the date that he delivers such notice to our audit committee of that opportunity, within which to decide whether or not to accept the opportunity and nominate a subsidiary of DryShips to become the purchaser of such drybulk carrier, before Mr. Economou will accept the opportunity or offer it to any of his other affiliates. Our audit committee, which consists of our independent directors, will require a simple majority vote to accept or reject this offer.

C. Interests of Experts and Counsel

Not Applicable.

Item 8. *Financial information*

A. Consolidated statements and other financial information.

See Item 18.

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend policy

Our current dividend policy is to declare and pay quarterly dividends from our net profits of $0.20 per common share to shareholders each January, April, July and October. However, we may have to make provisions for vessel acquisition and other liabilities that would reduce or eliminate the cash available for distribution as dividends. However, we may incur other expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Also, from time to time, the Board of Directors may determine to declare and pay quarterly dividends in an amount up to 50% of our net quarterly income as the Board of Directors deems appropriate.

Declaration and payment of any dividend is subject to the discretion of our Board of Directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors.

The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors. Because we are a holding company with no material assets other than the stock of our subsidiaries, our ability to pay dividends will depend on the earnings and cash flow of our subsidiaries and their ability to pay dividends to us. If there is a substantial decline in the drybulk charter market, our earnings would be negatively affected thus limiting our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent upon the payment of such dividend.

We believe that, under current law, our dividend payments from earnings and profits will constitute "qualified dividend income" and as such will generally be subject to a 15% United States federal income tax rate with respect to non-corporate individual stockholders. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of a United States stockholder's tax basis in its common stock on a dollar-for-dollar basis and thereafter as capital gain. Please see the section of this report entitled "Tax Considerations" for additional information relating to the tax treatment of our dividend payments.

The dry bulk shipping industry is highly volatile, and we cannot accurately predict the amount of cash distributions that we may make in any period. Factors beyond our control may affect the charter market for our vessels and our charterers' ability to satisfy their contractual obligations to us, and we cannot assure you that we will pay dividends.

B. Significant Changes

Not Applicable.

Item 9. ***The Offer and Listing***

A. Offer and listing details

Our common stock currently trades on The NASDAQ National Market under the symbol "DRYS". Since our initial public offering in February 2005, the price history of our common stock was as follows:

2005	High	Low
1st Quarter ended March 31, 2005	$23.39	$19.36
2nd Quarter ended June 30, 2005	$19.50	$15.46
3rd Quarter ended September 30, 2005	$17.35	$13.95
4th Quarter ended December 31, 2005	$17.22	$12.11

	High	Low
October 2005	$16.57	$14.44
November 2005	$14.45	$12.50
December 2005	$12.83	$11.74
January 2006	$13.18	$ 9.79
February 2006	$11.52	$10.57
March 2006	$11.20	$10.31

Item 10. *Additional Information*

A. Share Capital

Not Applicable.

B. Memorandum and articles of association

Directors

Our directors are elected by a majority of the votes cast by stockholders entitled to vote. There is no provision for cumulative voting. Our board of directors must consist of at least one member. Stockholders may change the number of directors only by the affirmative vote of holders of a majority of the outstanding common stock. The board of directors may change the number of directors only by a majority vote of the entire board.

Each director shall be elected to serve until the next annual meeting of stockholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Stockholder Meetings

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by stockholders holding not less than one-fifth of all the outstanding shares entitled to vote at such meeting. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company's shares are primarily traded on a local or national securities exchange.

Stockholders' Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our bylaws includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent permitted by law.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly authorized to advance certain expenses (including attorneys' fees and disbursements and court costs) to our directors and offices and carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive offices.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Provisions of our Charter Documents

Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 30.0 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. The classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

Our articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon affirmative vote of the holders of at least two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Our articles of incorporation and our bylaws provide that any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our bylaws provide that only our Board of directors, or our Chairman of the Board, or our President may call special meetings of our stockholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the preceding year's annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

C. Material Contracts

For a description of our two new loan agreements, see Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Subsequent Events.

We have no other material contracts, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party.

D. Exchange Controls

Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E. Taxation

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. This discussion assumes that we do not have an office or other fixed place of business in the United States.

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income."

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company does not engage in transportation that gives rise to 100% U.S. source income. Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping Income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Code Section 883

Under the relevant provisions of Section 883 of the Code and the final regulations interpreting Section 883, as promulgated by the U.S. Treasury Department, which the Company refers to as the "final regulations," the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

(i) It is organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883 and which the Company refers to as the "country of organization requirement"; and

(ii) It can satisfy any one of the following two (2) stock ownership requirements:

- more than 50% of the Company's stock, in terms of value, is beneficially owned by individuals who are residents of a qualified foreign country, which the Company refers to as the "50% Ownership Test"; or

- the Company's stock is "primarily and regularly" traded on an established securities market located in the United States, which the Company refers to as the "Publicly Traded Test".

The U.S. Treasury Department has recognized (i) the Marshall Islands, the Company's and one of its subsidiaries' country of incorporation and (ii) Malta, the country of incorporation of the Company's ship-owning subsidiaries, as qualified foreign countries. Accordingly, the Company and its subsidiaries satisfy the country of organization requirement.

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2005 taxable year, the Company satisfied the 50% Ownership Test since more than 50% of its stock in terms of value was owned by one or more individuals who are residents of a qualified foreign country for more than half the days of the taxable year, and such individuals have committed to the Company to substantiate such ownership in compliance with the final regulations. Even if the Company did not satisfy the 50% Ownership Test, the Company believes that it would be able to satisfy the Publicly-Traded Test for the 2005 taxable year.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company's U.S. source shipping income, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

For the taxable year ended December 31, 2005, approximately 24%, of the Company's shipping income was attributable to the transportation of cargoes either to or from a U.S. port. Accordingly, 12% respectively, of the Company's shipping income would be treated as derived from U.S. sources for the taxable year ended December 31, 2005. In the absence of exemption from tax under Section 883, the Company would have been subject to a 4% tax on its gross U.S. source shipping income earned equal to approximately $0.5 million for the taxable year ended December 31, 2005.

Gain on Sale of Vessel

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

Marshall Islands Tax Considerations

We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our stockholders.

F. Dividends and paying agents

Not Applicable.

G. Statement by experts

Not Applicable.

H. Documents on display

We file reports and other information with the SEC. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC's website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330 and you may obtain copies at prescribed rates.

I. Subsidiary information

Not Applicable.

Item 11. ***Quantitative and Qualitative Disclosures about Market Risk***

Interest Rates

Historically, we have been subject to market risks relating to changes in interest rates, because we have had significant amounts of floating rate debt outstanding. During 2004 and 2005, we paid interest on this debt based on LIBOR plus an average spread of one and one-quarter percent (1.25%) on our bank loans. A one percent (1%) increase in LIBOR would have increased our interest expense for the period ended December 31, 2005 from $2.0 million to $3.0 million. A one percent (1%) increase in LIBOR would have increased our interest expense for the year ended December 31, 2004 from $1.8 million to $2.5 million.

Currency and Exchange Rates

We generate all of our revenues in U.S. dollars but currently incur over half of our operating expenses and the majority of our management expenses in currencies other than the U.S. dollar, primarily the Euro. For accounting purposes, expenses incurred in Euros are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, particularly between the U.S. dollar and the Euro, which could affect the amount of net income that we report in future periods. While we historically have not mitigated the risk associated with exchange rate fluctuations through the use of financial derivatives, we may determine to employ such instruments from time to time in the future in order to minimize this risk. Our use of financial derivatives would involve certain risks, including the risk that losses on a hedged position could exceed the nominal amount invested in the instrument and the risk that the counterparty to the derivative transaction may be unable or unwilling to satisfy its contractual obligations, which could have an adverse effect on our results.

Item 12. ***Description of Securities Other than Equity Securities***

Not Applicable.

PART II

Item 13. ***Defaults, Dividend Arrearages and Delinquencies***

None.

Item 14. ***Material Modifications to the Rights of Security Holders and Use of Proceeds***

None.

Item 15. ***Controls and Procedures***

We evaluated the effectiveness of the Company's disclosure controls and procedures as December 31, 2005. Based on that evaluation, the chief executive officer and the chief financial officer concluded that the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 16A. ***Audit Committee Financial Expert***

Our Board of Directors has determined that Mr. Angelos Papoulias, the chairman of our Audit Committee, qualifies as financial expert and he is considered to be independent according to the SEC rules.

Item 16B. ***Code of Ethics***

We have adopted a code of ethics that applies to officers and employees. Our code of ethics is posted in our website: http://www.dryships.com, under Corporate Governance.

Item 16C. ***Principal Accountant Fees and Services.***

Our principal Accountants for the year ended October 31, 2004, the two-month period ended December 31, 2004 and the year ended December 31, 2005 were Ernst & Young (Hellas), Certified Auditors Accountants S.A. For the audit of the two month period ended December 31, 2004 and the year ended December 31, 2005 they billed us Euro 350,175. There were no tax, audit-related, or other fees billed in 2005.

The audit for the year ended October 31, 2004 was conducted in conjunction with the audits for the years ended October 31, 2003 and 2002, as part of our initial public offering and their billing comprises part of our offering expenses. For their services in connection of our initial public offering Ernst & Young (Hellas), Certified Auditors Accountants S.A billed us Euro 398,853.

Item 16D. ***Exemptions from the Listing Standards for Audit Committees.***

Not Applicable.

Item 16E. ***Purchases of Equity Securities by the Issuer and Affiliated Purchasers***

Not Applicable.

PART III

Item 17. ***Financial Statements***

See Item 18

Item 18. ***Financial Statements***

The following financial statements, beginning on page F-1, together with the report of Ernst & Young (Hellas) Certified Auditors Accountants S.A. thereon, are filed as a part of this report.

Item 19. ***Exhibits***

(a) Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of DryShips Inc.the Company (1)
1.2	Amended and restated bylaws of the Company (1)
2.1	Form of Share Certificate (2)
4.1	Form of 2005 Stock Incentive Plan (2)
4.2	Form of Management Agreement (1)
4.3	Loan Agreement with Commerzbank (1)
4.4	Senior Loan Agreement with HSH Nordbank AG (3)
4.5	Junior Loan Agreement with HSH Nordbank AG (3)
8.1	Subsidiaries of the Company
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

----

(1) Filed as an Exhibit to the Company's Registration Statement (File No.333-122008) on January 13, 2005.

(2) Filed as an Exhibit to the Company's Amended Registration Statement (File No. 333-122008) on January 31, 2005.

(3) Filed as an Exhibit to the Company's Annual Report on Form 20-F on April 21, 2006.

DRYSHIPS INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of DRYSHIPS INC.

We have audited the accompanying consolidated balance sheets of DryShips Inc. (the "Company") as of October 31, 2004 and December 31, 2005 and the related consolidated statements of income, stockholders' equity and cash flows for the years ended October 31, 2003 and 2004, for the two-month period ended December 31, 2004, and for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DryShips Inc. at October 31, 2004 and December 31, 2005 and the consolidated results of its operations and its cash flows for the years ended October 31, 2003 and 2004, for the two-month period ended December 31, 2004, and for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece, March 31, 2006

DRYSHIPS INC.
Consolidated Balance Sheets
October 31, 2004 and December 31, 2005

(Expressed in thousands of U.S. Dollars - except for share and per share data)

	October 31, 2004	December 31, 2005
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	6,171	5,184
Restricted cash	1,570	3,040
Accounts receivable trade, net	2,168	5,514
Insurance claims	13	107
Due from related parties	58,121	--
Inventories	300	1,326
Prepayments and advances	1,001	3,336
Financial instruments	--	270
Total current assets	69,344	18,777
FIXED ASSETS, NET:		
Vessels, net	51,688	864,733
Total fixed assets, net	51,688	864,733
OTHER NON CURRENT ASSETS:		
Deferred charges, net	3,333	3,781
Due from related parties	58,894	--
Restricted cash	--	21,011
Other	--	2,257
Total assets	183,259	910,559
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	25,399	107,738
Dividends payable	69,000	--
Accounts payable	1,171	8,479
Due to related parties	2	6,460
Accrued liabilities	1,631	6,529
Deferred revenue	921	6,309
Other current liabilities	--	230
Total current liabilities	98,124	135,745
LONG-TERM DEBT, net of current portion	89,509	417,615
OTHER NON CURRENT LIABILITIES	--	698
COMMITMENTS AND CONTINGENCIES	--	--
STOCKHOLDERS' EQUITY:		
Preferred stock, $ 0.01 par value; 30,000,000 shares authorized, none issued	--	--
Common stock, $0.01 par value; 45,000,000 shares authorized; 15,400,000 and 30,350,000 shares issued and outstanding at October 31, 2004 and December 31, 2005, respectively	154	304
Additional paid-in capital	13,465	264,600
Retained earnings (deficit)	(17,993)	91,597
Total stockholders' equity (deficit)	(4,374)	356,501
Total liabilities and stockholders'equity	183,259	910,559

The accompanying notes are an integral part of these consolidated statements.

DRYSHIPS INC.
Consolidated Statements of Income
For the years ended October 31, 2003 and 2004, for the two-month period ended December 31, 2004, and for the year ended December 31, 2005

(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Year ended October 31, 2003	Year ended October 31, 2004	Two-month period ended December 31, 2004	Year ended December 31, 2005
REVENUES:				
Voyage revenues	25,060	63,458	15,599	228,913
EXPENSES:				
Voyage expenses	3,688	5,578	954	10,185
Voyage expenses - related party	310	793	199	2,854
Bunkers	(372)	(890)	(17)	(3,447)
Vessel operating expenses	6,739	9,769	1,756	36,722
Depreciation	3,580	4,735	808	40,231
Amortization of deferred drydocking costs	1,664	1,716	326	2,379
Management fees - related party	1,101	1,261	240	4,962
General and administrative expenses	240	221	114	1,218
General and administrative expenses - related party	--	--	--	2,968
Operating income	8,110	40,275	11,219	130,841
OTHER INCOME (EXPENSES):				
Interest and finance costs	(1,119)	(1,515)	(508)	(20,398)
Interest income	4	12	8	749
Other, net	194	341	(6)	(175)
Total other income (expenses), net	(921)	(1,162)	(506)	(19,824)
Net income	7,189	39,113	10,713	111,017
Net income per share, basic and diluted	0.47	2.54	0.70	3.83
Weighted average number of shares, basic and diluted	15,400,000	15,400,000	15,400,000	28,957,397

The accompanying notes are an integral part of these consolidated statements.

DRYSHIPS INC.

Consolidated Statements of Stockholders' Equity

For the years ended October 31, 2003 and 2004, for the two-month period ended December 31, 2004 and for the year ended December 31, 2005

(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Comprehensive Income	Capital Stock # of Shares	Capital Stock Par Value	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders Equity (Deficit)
BALANCE, October 31, 2002	--	15,400,000	154	11,265	6,957	18,376
Net income	7,189	--	--	--	7,189	7,189
Contributions to additional paid-in capital	--	--	--	2,200	--	2,200
Dividends paid (US dollars 0.15 per share)	--	--	--	--	(2,252)	(2,252)
Comprehensive income	7,189					
BALANCE, October 31, 2003	--	15,400,000	154	13,465	11,894	25,513
Net income	39,113	--	--	--	39,113	39,113
Dividends declared (US dollars 4.48 per share)	--	--	--	--	(69,000)	(69,000)
Comprehensive income	39,113					
BALANCE, October 31, 2004	--	15,400,000	154	13,465	(17,993)	(4,374)
Net income	10,713	--	--	--	10,713	10,713
Comprehensive income	10,713					
BALANCE, December 31, 2004	--	15,400,000	154	13,465	(7,280)	6,339
Net income	111,017	--	--	--	111,017	111,017
Issuance of common stock	--	14,950,000	150	251,135	--	251,285
Dividends paid (US dollars 0.40 per share)	--	--	--	--	(12,140)	(12,140)
Comprehensive income	111,017					
BALANCE, December 31, 2005	--	30,350,000	304	264,600	91,597	356,501

The accompanying notes are an integral part of these consolidated statements.

DRYSHIPS INC
Consolidated Statements of Cash Flows
For the years ended October 31, 2003 and 2004, for the two-month period ended December 31, 2004, and for the year ended December 31, 2005

(Expressed in thousands of U.S. Dollars)

	Year Ended October 31, 2003	Year Ended October 31, 2004	Two-month period ended December 31, 2004	Year Ended December 31, 2005
Cash Flows from Operating Activities:				
Net income	7,189	39,113	10,713	111,017
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation	3,580	4,735	808	40,231
Amortization of deferred drydocking costs	1,664	1,716	326	2,379
Amortization and write-off of deferred financing costs	138	132	111	544
Amortization of deferred revenue	--	--	--	(5,224)
Change in fair value of derivatives	--	--	--	(270)
Recognition of free lubricants benefit	--	--	--	928
Changes in operating assets and liabilities:				
Accounts receivable trade	866	(1,443)	1,061	(4,407)
Insurance claims	(180)	350	--	(94)
Due from related parties	(9,271)	(35,292)	40,563	4,000
Inventories	(74)	113	(109)	(917)
Prepayments and advances	256	(653)	807	(3,142)
Accounts payable	(266)	326	297	7,011
Due to related parties	(258)	(33)	196	6,262
Accrued liabilities	(88)	979	(950)	5,848
Deferred revenue	255	543	1,384	2,793
Payments for drydocking	(1,322)	(3,277)	--	(3,153)
Net Cash provided by Operating Activities	2,489	7,309	55,207	163,806
Cash Flows from Investing Activities:				
Advances for vessel acquisition	(2,200)	--	--	--
Additions to vessel cost	--	(20,119)	--	(847,649)
Net Cash used in Investing Activities	(2,200)	(20,119)	--	(847,649)
Cash Flows from Financing Activities:				
Proceeds from long-term debt	11,100	26,000	15,431	577,585
Payments of long-term debt	(10,481)	(8,230)	(17,431)	(90,010)
(Increase) decrease in restricted cash	--	(1,570)	1,107	(23,588)
Advances to Baumarine Pool	--	--	(1,025)	(1,232)
Capital contributions	2,200	--	--	--
Proceeds from public offering, net of related issuance costs	--	--	--	251,285
Dividends paid	(2,252)	--	(51,007)	(30,133)
Payment of financing costs	(151)	(215)	(82)	(3,251)

Net Cash provided by (used in) Financing Activities	416	15,985	(53,007)	680,656
Net increase (decrease) in cash and cash equivalents	705	3,175	2,200	(3,187)
Cash and cash equivalents at beginning of year/period	2,291	2,996	6,171	8,371
Cash and cash equivalents at end of year/period	2,996	6,171	8,371	5,184
SUPPLEMENTAL CASH FLOW INFORMATION:				
Cash paid during the year/period for:				
Interest payments	709	1,351	236	17,636
Non cash financing activities: Liabilities assumed in connection with joint and several borrowings with related parties	1,434	(50,953)	4,343	68,109

The accompanying notes are an integral part of these consolidated statements.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or DryShips). DryShips Inc. was formed on September 9, 2004, under the laws of Marshall Islands. On October 18, 2004, all of the outstanding shares of the vessel owning companies listed under 1 through 6 in the table below (collectively, the "Contributed Companies"), were contributed to the Company through Entrepreneurial Spirit Foundation (the "Foundation"), a family foundation of Vaduz, Liechtenstein. The Company's Chief Executive Officer, Mr. George Economou and members of his immediate family (the "Family") control and are beneficiaries of the Foundation. The transaction described above constituted a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests and the Contributed Companies are presented at historical cost as control of the Contributed Companies before and after the reorganization was with the Family. Effective November 1, 2004, the Company changed its fiscal reporting year-end from October 31st to December 31st. In February 2005 the Company completed its initial public offering in the United States under the United States Securities Act of 1933 (Note 8). Since the consummation of its initial public offering and through December 31, 2005, the Company took delivery of twenty-one dry bulk carrier vessels, through newly established wholly owned subsidiaries. The Company is engaged in the ocean transportation services of dry bulk cargoes worldwide through the ownership and operation of the bulk carrier vessels mentioned below. With the exception of Wealth Management Inc. which is established under the laws of Marshall Islands, all the Company's wholly-owned subsidiaries listed below are established under the laws of Malta.

Ship-owning Company	**Vessel**
1. Helium Shipping Company Ltd. ("Helium")	Striggla
2. Hydrogen Shipping Company Ltd. ("Hydrogen")	Mostoles
3. Silicon Shipping Company Ltd. ("Silicon")	Flecha
4. Oxygen Shipping Company Ltd. ("Oxygen")	Shibumi
5. Annapolis Shipping Company Ltd. ("Annapolis")	Lacerta
6. Blueberry Shipping Company Ltd. ("Blueberry")	Panormos
7. Lancat Shipping Company Ltd. ("Lancat")	Matira
8. Tolan Shipping Company Limited ("Tolan")	Tonga
9. Malvina Shipping Company Limited ("Malvina")	Coronado
10. Arleta Navigation Company Limited ("Arleta")	Xanadu
11. Selma Shipping Company Limited ("Selma")	La Jolla
12. Royerton Shipping Company Limited ("Royerton")	Netadola
13. Samsara Shipping Company Limited ("Samsara")	Ocean Crystal
14. Lansat Shipping Company Limited ("Lansat")	Paragon
15. Farat Shipping Company Limited ("Farat")	Toro
16. Madras Shipping Company Limited ("Madras")	Alona
17. Iguana Shipping Company Limited ("Iguana")	Iguana
18. Borsari Shipping Company Limited ("Borsari")	Catalina
19. Onil Shipping Company Limited ("Onil")	Belmonte
20. Zatac Shipping Company Limited ("Zatac")	Waikiki
21. Fabiana Navigation Company Limited ("Fabiana")	Alameda
22. Fago Shipping Company Limited ("Fago")	Lanikai
23. Felicia Navigation Company Limited ("Felicia")	Linda Oldendorff
24. Platan Shipping Company Limited ("Platan")	Daytona
25. Karmen Shipping Company Limited ("Karmen")	Sonoma
26. Thelma Shipping Company Limited ("Thelma")	Manasota
27. Celine Shipping Company Limited ("Celine")	Conrand Oldendorff
Other company	Activity
28. Wealth Management Inc. ("Wealth")	Cash Manager

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information - (continued):

The operations of the Company's vessels are managed by Cardiff Marine Inc. (the "Manager"), a related party entity incorporated in Liberia. Furthermore, Drybulk S.A, a related party Liberian corporation acts as the charter and sales and purchase broker for the Company (Note 3). The majority shareholding (70%) of the Manager and Drybulk S.A., is owned by Entrepreneurial Spirit Foundation, a family foundation of Vaduz, Liechtenstein, of which the Company's Chief Executive Officer, Mr. George Economou and members of his family are beneficiaries. The 30% shareholding of the Manager and Drybulk S.A is held by Prestige Finance S.A., a Liberian corporation which is wholly owned by the sister of the Company's Chief Executive Officer.

Charterers individually accounting for more than 10% of the Company's voyage revenues during the years ended October 31, 2003 and 2004, the two-month period ended December 31, 2004 and the year ended December 31, 2005, are as follows:

Charterer	Year ended October 31, 2003	Year ended October 31, 2004	Two-month period ended December 31, 2004	Year ended December 31, 2005
Oldendorff Carriers Gmbh	--	--	--	12%
Cargill International Ltd.	--	--	18%	--
Clearlake Shipping Ltd	--	--	12%	--
Transfield Shipping ER	--	11%	--	--
Brave Bulk Transport Ltd.	--	11%	--	--
Bottiglieri Di Navigazoni	17%	--	--	--
Cobelfret S.A	20%	--	--	--

In addition, of the Company's voyage revenues during the year ended October 31, 2004, the two-month period ended December 31, 2004 and the year ended December 31, 2005, 16%, 42% and 25%, respectively, were derived from the participation of certain Company's vessels in a drybulk pool.

2. Significant Accounting Policies:

(a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include in the years ended October 31, 2003 and 2004, the two-month period ended December 31, 2004 and the year ended December 31, 2005, the accounts and operating results of DryShips Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Other Comprehensive Income: The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company has no such transactions which affect comprehensive income and, accordingly, comprehensive income equals net income for all periods presented.

(d) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

2. *Significant Accounting Policies - (continued):*

The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The off-balance sheet risk in outstanding option agreements involves the risk of a counter party not performing under the terms of the contract. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counterparty, the Company does not believe it is necessary to obtain collateral for such arrangements.

(e) Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company's books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are included in General and administrative expenses in the accompanying consolidated statements of income.

(f) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

(g) Restricted Cash: Restricted cash includes bank deposits that are required under the Company's borrowing arrangements which are used to fund the loan installments coming due. The funds can only be used for the purposes of loan repayment. Restricted cash also includes additional minimum cash deposits required to be maintained with certain banks under the Company's borrowing arrangements.

(h) Trade Accounts Receivable, Net: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at October 31, 2004 and December 31, 2005, was $50 and $0, respectively.

(i) Insurance Claims: The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages and the Company can make an estimate of the amount to be reimbursed following the insurance claim.

(j) Inventories: Inventories consist of consumable bunkers (if any), lubricants and victualling stores, which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies - (continued):

(k) Fixed Assets, Net: Fixed assets, net consists of vessels. Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements, delivery expenses and other expenditures to prepare the vessel for her initial voyage). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these amounts are charged to expense as incurred.

The cost of each of the Company's vessels is depreciated beginning when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). With the exception of vessel Tonga, Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. The useful life of vessel Tonga is estimated to 26 years, which coincides with the validity of the class certificate. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(l) Prepaid/Deferred charter revenue: Where the Company identifies any assets or liabilities associated with the acquisition of a vessel, the Company records all such identified assets or liabilities at fair value. Fair value is determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair value of a charter with similar characteristics as the time charter assumed and the net present value of future contractual cash flows from the time charter contract assumed. When the present value of the time charter assumed is greater than the current fair value of such charter, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, the difference is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(m) Impairment of Long-Lived Assets: The Company uses SFAS No. 144 "Accounting for the Impairment or Disposal of Long-lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Company should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as provided by third parties. In this respect, management regularly reviews the carrying amount of the vessels in comparison with the fair value of the asset as provided by third parties for each of the Company's vessels. The Company regularly reviews its vessels for impairment on a vessel by vessel basis. Furthermore, in the period a long-lived asset meets the "held for sale" criteria of SFAS No. 144, a loss is recognized for any reduction of the long-lived asset's carrying amount to its fair value less cost to sell. No such impairment losses were recorded in the years ended October 31, 2003 and 2004, the two-month period ended December 31, 2004 and the year ended December 31, 2005.

2. Significant Accounting Policies - (continued):

(n) Accounting for Drydocking Costs: The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

(o) Financing Costs: Fees paid to lenders or required to be paid to third parties on the lender's behalf for obtaining new loans or refinancing existing ones are recorded as deferred charges and classified as a contra to debt. Such fees are deferred and amortized to interest and finance costs over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are expensed as interest and finance costs in the period the repayment or refinancing is made.

(p) Accounting for Revenue and Related Expenses: The Company generates its revenues from charterers for the charterhire of its vessels. Vessels are chartered using either voyage charters, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate, or time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charterhire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized as it is earned ratably over the duration of the period of each voyage or time charter. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Demurrage income represents payments by the charterer to the vessel owner when loading or discharging time exceeded the stipulated time in the voyage charter and is recognized as its is earned ratably over the duration of the period of each voyage charter . Deferred revenue includes cash received prior to the balance sheet date and is related to revenue earned after such date. Deferred revenue also includes the unamortized balance of the liability associated with the acquisition of second-hand vessels with time charters attached which were acquired at values below fair market value at the date the acquisition agreement is consummated.

For vessels operating in pooling arrangements, the Company earns a percentage of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool's participant, including the Company, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel's age, design and other performance characteristics. Net revenue under pooling arrangements is accounted for on the accrual basis and is recognized when the collectibility has been reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, historically, such changes have not been material. Voyage related expenses and vessel operating expenses are accounted for on the accrual basis.

(q) Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised. The Company had no dilutive securities during the years ended October 31, 2003 and 2004, the two-month period ended December 31, 2004 and the year ended December 31, 2005.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies - (continued):

(r) Segment Reporting: The Company reports financial information and evaluates its operations by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus the Company has determined that it operates under one reportable segment. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(s) Derivatives: The Company enters into interest rate swap agreements to partially hedge the exposure of interest rate fluctuations associated with its borrowings. Such swap agreements are recorded at fair value in accordance with the provisions of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended) which establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.

During the year ended December 31, 2005, the Company concluded six interest rate cap and floor agreements in order to partially hedge the exposure of interest rate fluctuations associated with its variable rate borrowings (Note 14). These interest rate cap and floor agreements did not meet hedge accounting criteria and the change in their fair value has been included in Interest and finance costs, in the accompanying 2005 consolidated statement of income.

(t) Variable Interest Entities: In December 2003, the FASB issued Interpretation No. 46R, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (the "Interpretation"), which revised Interpretation No. 46, issued in January 2003. The Interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The Interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. Variable interests may arise from financial instruments, service contracts, and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Company was required to adopt the provisions of FIN 46R for entities created prior to February 2003, in 2004. The adoption of FIN 46R in 2004 and 2005 did not have any impact on the Company's consolidated financial position, results of operations or cash flows.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

2. Significant Accounting Policies - (continued):

(u) Recent Accounting Pronouncements: In May 2005, the FASB issued FASB Statement No. 154, "Accounting Changes and Error Corrections" (SFAS No. 154). SFAS No. 154 is a replacement of APB Opinion No. 20, "Accounting Changes" (APB 20) and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements" (SFAS No. 3). SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application as the required method for reporting a voluntary change in accounting principle. APB 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. SFAS No. 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. APB 20 previously required that such a change be reported as a change in accounting principle. SFAS No. 154 carries forward many provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 also carries forward the provisions of SFAS No. 3 that govern reporting accounting changes in interim financial statements. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 31, 2005. The Company will adopt this pronouncement beginning in fiscal year 2006.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties:

Transactions with related parties are analyzed as follows:

Current assets:	October, 31 2004	December, 31 2005
Cardiff Marine Inc. (a)	44,563	--
Joint and several borrowers (c)	13,558	--
	58,121	--
Non-current assets:		
Joint and several borrowers (c)	58,894	--
Current liabilities:		
Cardiff Marine Inc. (a)	--	1,434
Drybulk S.A. (a)	2	5,026
	2	6,460

(a) Cardiff Marine Inc. and Drybulk S.A: The operations of the Company's vessels are managed by Cardiff Marine Inc. (the "Manager"), a related party entity incorporated in Liberia which is under common control with the Company. The Manager has an office in Greece located at 80, Kifissias Avenue 151 25 Athens Greece. The Manager provides the Company a wide range of shipping services such as technical support and maintenance, insurance consulting, chartering, financial and accounting services, in exchange for a daily fixed fee of U.S. dollars 650 per vessel, which is adjusted quarterly according to the currency fluctuation between the U.S. dollar and the Euro if the U.S. dollar/Euro exchange rate exceeds 1.30 per Euro, plus U.S. dollars 550 for superintendents visits on board vessels in excess of five days per annum, per each additional day, per superintendent. Up to January 2005, financial and accounting services provided by the Manager included handling cash generated by the Company's vessels and as such, the amount due from the Manager at October 31, 2004, primarily represents cash held by the Manager on behalf of the Company. In addition, under the management agreement with Cardiff Marine Inc., Drybulk S.A, a related party Liberian corporation also under common control with the Company, acts as the charter and sales and purchase broker for the Company in exchange for a commission of 1.25% on all freight, hire, demurrage revenues and a commission of 1.00% on all gross sale proceeds or purchase price paid of vessels. The management agreements were renewed on October 18, 2004, with an initial term of five years and will automatically be extended to successive five-year terms. Notice to terminate shall not be effective until 30 days following its having been delivered, unless otherwise mutually agreed in writing.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties - (continued):

The fees charged by the Manager for the years ended October 31, 2003 and 2004, the two-month period ended December 31, 2004 and the year ended December 31, 2005, amounted to $1,131, $1,322, $240 and $4,962, respectively. Of the above amounts $30, $61, $0 and $0 for the years ended October 31, 2003 and 2004, the two-month period ended December 31, 2004 and the year ended December 31, 2005, respectively were included in deferred drydocking costs and the remaining amounts are separately reflected in the accompanying consolidated statements of income. Chartering commissions charged by Drybulk S.A for the years ended October 31, 2003 and 2004, the two-month period ended December 31, 2004 and the year ended December 31, 2005, totaled $310, $793, $199 and $2,854, respectively, and are separately reflected as voyage expenses - related party in the accompanying consolidated statements of income. In addition, during the years ended October 31, 2004 and December 31, 2005, $220 and $ 8,400, respectively were charged by Drybulk S.A relating to the acquisition of vessels. These amounts are capitalized as a vessel acquisition cost and included in Vessels, net in the accompanying consolidated balance sheets.

During the year ended December 31, 2005 the Company also paid an amount of $600 to the Manager as remuneration for additional services not contemplated by the management agreement and carried out during the pre-delivery period of the newly acquired vessels. In addition on November 8, 2005 and effective January 1, 2005 the Company concluded a contract of ongoing services with the Manager, under which the Company pays a quarterly fee of $250 for services rendered by the Manager in relation to the financial reporting requirements of the Company under the Securities and Exchange Commission Rules and the establishment and monitoring of internal controls over financial reporting. The above amounts, totaling $ 1,600 are included in General and administrative expenses - related party in the accompanying 2005 consolidated statement of income.

(b) Lease Agreement: On October 1, 2005 and effective as of the same date, the Company entered into a rental agreement with its Chief Executive Officer to lease office space in Athens, Greece. The agreement is for duration of 5 years beginning October 1, 2005 and expires on September 30, 2010. The annual rental for the first two years is approximately $11 (Euro 9,000) and thereafter it will be adjusted annually for inflation increases. Prior to entering the above agreement both parties agreed to cancel without penalties a previously existing rental agreement for leased office space. That agreement had been effective for a five years period beginning January 1, 2005 at an annual rental of approximately $ 17 (Euro 14,000) before any annual inflation increases.

(c) Joint and several borrowers: As of October 31, 2004, the Company participated in three loan agreements (Notes 7(a), 7(b) and 7(c)) for which it had joint and several liability with several other related party companies each under common control with the Company. A portion of the proceeds from those loans was received by and used to fund the sister companies' vessel acquisitions. The Company is considered a primary obligor for the loans and accordingly, has recorded the full obligation with a corresponding receivables due from the related party sister companies for the portions of the loan proceeds which they received. In December 2004 and May 2005, the loans discussed above were restructured and the Company's subsidiaries refinanced their loans' balances by other loans as further discussed in Note 7 and were released from their obligations under the loans for which it had joint and several liability.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

3. Transactions with Related Parties - (continued):

(d) Consultancy Agreements: On February 3, 2005, the Company concluded two agreements with Fabiana Services S.A. ("Fabiana") a related party entity incorporated in Marshall Islands. Fabiana is beneficially owned by the Company's Chief Executive Officer and Chief Financial Officer. Under the agreements, Fabiana provides the services of the individuals who serve in the positions of Chief Executive and Chief Financial Officers of the Company. The duration of the agreements is for three years beginning February 3rd, 2005 and ending (unless terminated earlier on the basis of any other provisions as may be defined in the agreement) on the day before the third anniversary of such date. The Company pays approximately $1,175 (Euro 979,000) and $176 (Euro 147,000) per annum payable monthly on the last working day of every month in twelve installments for the services of the Chief Executive and Chief Financial Officers respectively. The related expense for the year ended December 31, 2005 amounted to $1,351 and is included in General and administrative expenses - related party in the accompanying 2005 consolidated statement of income.

4. Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	October, 31 2004	December, 31 2005
Lubricants	239	1,148
Victualling stores	61	178
	300	1,326

5. Vessels, Net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, October 31, 2002	47,487	(9,803)	37,684
- Depreciation	--	(3,580)	(3,580)
Balance, October 31, 2003	47,487	(13,383)	34,104
- Vessel acquisitions	22,319	--	22,319
- Depreciation	--	(4,735)	(4,735)
Balance, October 31, 2004	69,806	(18,118)	51,688
- Depreciation	--	(808)	(808)
Balance, December 31, 2004	69,806	(18,926)	50,880
- Vessel acquisitions	854,084	--	854,084
- Depreciation	--	(40,231)	(40,231)
Balance, December 31, 2005	923,890	(59,157)	864,733

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

5. Vessels, Net - (continued):

The Company's vessels, having total carrying value of $864,733 at December 31, 2005, have been pledged as collateral to secure the bank loans discussed in Note 7.

During the year ended December 31, 2005, the Company acquired twenty-one dry bulk carrier vessels for an aggregate consideration of $847,649. Eight of the above vessels, acquired for aggregate cash consideration of $257,670, were under existing time charter contracts which the Company agreed to assume through arrangements with the respective charterers. The Company upon delivery of each of the above vessels and in accordance with its accounting policy described in Note 2(l) evaluated the charter contracts assumed and recognized a liability of $6,435 with a corresponding increase in the vessels' purchase price. As at December 31, 2005, the unamortized balance of the liability amounted to $1,211 and is included in deferred revenue in the accompanying 2005 consolidated balance sheet.

6. Deferred Charges, Net:

The unamortized amounts included in the accompanying consolidated balance sheets represent drydocking costs, and are analyzed as follows:

Balance, October 31, 2002	2,114
- Additions	1,322
- Amortization	(1,664)

Balance, October 31, 2003	1,772
- Additions	3,277
- Amortization	(1,716)

Balance, October 31, 2004	3,333
- Amortization	(326)

Balance, December 31, 2004	3,007
- Additions	3,153
- Amortization	(2,379)

Balance, December 31, 2005	3,781
	=====

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7. Long-term Debt:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	October 31, 2004			December 31, 2005		
Borrower(s)	Company	Related Parties	Total	Company	Related Parties	Total
(a) Hydrogen and Helium	3,329	2,849	6,178	--	--	--
(b) Silicon and Oxygen	7,284	4,370	11,654	--	--	--
(c) Annapolis and Blueberry	27,312	65,233	92,545	--	--	--
(d) Silicon	4,531	--	4,531	--	--	--
(e) Royerton, Lansat, Samsara, Fago, Tolan, Farat, Madras, Lancat, Zatac, Oxygen, Silicon and Hydrogen	--	--	--	141,638	--	141,638
(f) Karmen, Borsari, Onil, Platan, Celine, Helium, Annapolis and Blueberry	--	--	--	176,606	--	176,606
(g) Thelma, Malvina and Arleta	--	--	--	112,169	--	112,169
(h) Fabiana, Felicia and Selma	--	--	--	78,475	--	78,475
(i) Iguana	--	--	--	16,465	--	16,465
Total	42,456	72,452	114,908	525,353	--	525,353
Less- current portion	(11,841)	(13,558)	(25,399)	(107,738)	--	(107,738)
Long-term portion	30,615	58,894	89,509	417,615	--	417,615

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7. Long-term Debt - (continued):

Loan (a): In October 2002, Hydrogen and Helium together with a related ship-owning company, Lithium Shipping Co Ltd ("Lithium)), concluded a bank loan for $11,000 to refinance the companies' previous indebtedness and to provide the companies with working capital. In April 2004, in exchange for a payment of $2,186 received from Cardiff Marine Inc., the vessel Manager for Helium which handles the majority of cash generated from Helium's operations, Hydrogen assumed $1,612 of the obligation under the outstanding loan and Lithium assumed the balance of the loan obligation of $574.The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at October 31, 2003 and 2004 was 2.74% and 3.46%, respectively. In December 2004, the loan was restructured and the Company refinanced its then outstanding balance by the loan discussed under (e) below.

Loan (b): In April 2000, Silicon and Oxygen together with six other related ship-owning companies, concluded a bank loan for $39,100 to partially finance the acquisition cost of the vessels Flecha and Shibumi by Silicon and Oxygen, respectively, as well as the cost of a vessel acquired by one of the related companies and to refinance previous indebtedness of the other five related ship-owning companies. In March 2004, Silicon was released from its obligations under the loan and the outstanding balance of the loan at that date amounting to $13,320 was restructured in two tranches of $8,280 for Oxygen and $5,040 for the related companies. The Silicon loan balance was assumed by Oxygen in exchange for a payment of $13,320 received from Cardiff Marine Inc, the vessel manager for Silicon which maintains and handles the majority of the cash generated from Silicon's operations. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at October 31, 2004 was 3.34%. In December 2004, the loan was restructured and the Company refinanced its then outstanding balance by the loan discussed under (e) below. The related parties involved are Rominvest Shipping Co. Ltd., Merchant Princess S.A., Seabulk Investments S.A., Siena Shipping Co. Ltd., Rainbow Shipping Co. Ltd. and Agrari Shipping Co. Ltd.

Loan (c): In November 2003, Annapolis and Blueberry together with three other related ship-owning companies concluded a bank loan agreement for an amount of up to $85,733 in order to refinance prior indebtedness of the vessel Lacerta, to partially finance the acquisition cost of the vessel Panormos ($20,000 drawn in December 2003) and to refinance prior indebtedness of the related companies. In March 2004 the loan was restructured by a loan agreement concluded by Annapolis and Blueberry together with four other related ship-owning companies for an amount of up to $104,233 to partially finance the acquisition cost of a vessel acquired by one of the related companies. In September 2004, the loan was further restructured by a loan agreement concluded by Annapolis and Blueberry together with four other related ship-owning companies for an amount of up to $123,519 to partially finance the acquisition cost of a vessel acquired by one of the related companies. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at October 31, 2004 was 3.11%. In May 2005, the loan was restructured and the Company refinanced its then outstanding balance by the loan discussed under (f) below. The related parties involved are Sidoti Shipping Company Ltd., Musk Shipholding Inc., Sea Glory Navigation Ltd. and Rivel Camel Shipping Company Ltd.

Loan (d): In March 2004, Silicon concluded a loan agreement for an amount of $6,000 for working capital purposes. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at October 31, 2004 was 3.71%, respectively. In December 2004, the loan was restructured and the Company refinanced its then outstanding balance by the loan discussed under (e) below.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7. Long-term Debt - (continued):

Loan (e): In December 2004, Iguana, Lansat, Samsara, Zatac, Fago, Tolan, Farat, Madras, Lancat, Hydrogen, Oxygen, and Silicon concluded a loan agreement for an original amount of $185,000 to partly finance the acquisition cost of nine dry bulk vessels, to refinance previous indebtedness of vessels Mostoles, Shibumi and Flecha, discussed above under (a), (b) and (d), respectively and to provide working capital. The loan was divided into two tranches $160,000 and $25,000. The tranche A of $160,000 was drawn down from December 2004 through April 2005 in accordance with the vessels' delivery dates and the refinancing dates as discussed above. In February 2005, the second tranche of $ 25,000 was cancelled. In addition, in March 2005, based on a supplemental agreement, Iguana was replaced by Royerton and was released from its obligations under the agreement. The amount outstanding at December 31, 2005 of $142,500 (gross of unamortized deferred financing fees of $862) is repayable in 33 variable quarterly installments from February 2006 through February 2014 plus a balloon payment of $26,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2005 was 5.40%.

Loan (f): In March 2005, Karmen, Borsari, Onil, Platan, Celine, Helium, Annapolis and Blueberry concluded a bank loan for $200,000 to partly finance the acquisition cost of the vessels Sonoma, Catalina, Belmonte, Daytona and Conrand Oldendorff, to refinance the then outstanding indebtedness of the vessels Lacerta and Panormos and to provide working capital to vessel Striggla. The loan was drawn down from March 2005 through August 2005. The amount outstanding at December 31, 2005 of $ 177,694 (gross of unamortized deferred financing fees of $1,088) is repayable in 20 variable quarterly installments from March 2006 through December 2010 plus a balloon payment of $ 58,143 payable in March 2011. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2005 was 5.49%.

Loan (g): In March 2005, Thelma, Malvina and Arleta concluded a bank loan for $120,645 to partly finance the acquisition cost of the vessels Manasota, Coronado and Xanadu. The loan was drawn down in March and May 2005. The amount outstanding at December 31, 2005, of $112,657 (gross of unamortized deferred financing fees of $488) is repayable in thirty eight variable consecutive quarterly installments from February 2006 through May 2015 plus a balloon installment of $22,696 payable together with the last installment. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2005 was 5.40%.

Loan (h): In March 2005, Fabiana, Felicia and Selma concluded a bank loan for $92,940 to partly finance the acquisition cost of the vessels Alameda, Linda Oldendorff and La Jolla. The loan was drawn down in three tranches from March 2005 through April 2005. The amount outstanding at December 31, 2005, of $78,974 (gross of unamortized deferred financing fees of $499) is repayable in thirty eight variable consecutive quarterly installments, from January 2006 through April 2015 plus three balloon installments amounting to $ 26,964 and payable with the last instalment of each tranche. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2005 was 5.27%.

Loan (i): In March 2005, Iguana concluded a bank loan for $19,000 to partly finance the acquisition cost of the vessel Iguana. The amount outstanding at December 31, 2005, of $16,500 (gross of unamortized deferred financing fees of $35) is repayable in nineteen variable consecutive semi-annual installments, from March 2006 through March 2015 plus a balloon installment of $1,400 payable together with the last installment. The loan bears interest at LIBOR plus a margin and the interest rate (including the margin) at December 31, 2005 was 5.62%.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

7. Long-term Debt - (continued):

The loans are secured as follows:

- First priority mortgages over the borrowers vessels;
- First priority assignment of all insurances and earnings of the mortgaged vessels;
- Pledge over the borrowers earnings account;
- Corporate guarantee of Dryships Inc.

The loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the lender's prior consent as well as minimum requirements regarding hull cover ratio. In addition, the Company must maintain minimum cash deposits, as defined in the loan agreements, which at December 31, 2005 amounted to $21,011. Furthermore, the Company will not without the banks' prior written consent pay any dividends or make any other distributions to shareholders which exceed 50% of the net profit of the related period if after any such dividend is paid or such distribution is made the Total Liabilities exceed 60% of market adjusted Total Assets, as defined in the agreements.

Interest expense for the years ended October 31, 2003 and 2004, the two-month period ended December 31, 2004 and the year ended December 31, 2005, amounted to $758, $1,278, $257 and $19,797, respectively and is included in interest expense and finance costs in the accompanying consolidated statements of income.

The annual principal payments required to be made after December 31, 2005, are as follows:

2006	108,218
2007	72,249
2008	56,949
2009	40,546
2010	33,526
2011 and thereafter	216,837
	528,325
Less-Financing fees	(2,972)
	525,353

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

8. Common Stock and Additional Paid-In Capital:

On December 23, 2004 and within the context of the initial public offering discussed above ("below"), the Company declared dividends totaling $69,000 ($4.48 per share) after obtaining the consents from its respective lending banks. As the above transaction represents distributions to existing shareholders prior to the initial public offering, the transaction was given retroactive effect in the accompanying October 31, 2004 consolidated balance sheet. The amount of $69,000 was paid in three tranches, in December 2004 ($51,007), in February 2005 ($10,743) and in May 2005 ($7,250). Furthermore, the Company during 2005 declared and paid dividends of $12,140 ($0.40 per share).

In February 2005, the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 14,950,000 shares of common stock at par value $0.01 were issued for $18.00 per share. The net proceeds of the initial public offering amounted to $251,285.

The amounts shown in the accompanying consolidated balance sheets, as additional paid-in capital, represent (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital purposes and (ii) the difference between the par value of the shares issued in the initial public offering in February 2005 and the net proceeds obtained for those shares.

9. Commitments and Contingencies:

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. A minimum of up to $1 billion of the liabilities associated with the individual vessels actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

10. Income taxes:

Marshall Islands and Malta do not impose a tax on international shipping income. Under the laws of Marshall Islands and Malta, the countries of the companies' incorporation and vessels' registration, the companies are subject to registration and tonnage taxes, which have been included in Vessels' operating expenses in the accompanying consolidated statements of income.

Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements, (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test). Under the regulations, a Company's stock will be considered to be "regularly traded" on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

Treasury regulations under the Code were promulgated in final form in August 2003. These regulations apply to taxable years beginning after September 24, 2004. As a result, such regulations became effective for calendar year taxpayers, like the Company, beginning with the calendar year 2005. The Marshall Islands and Malta, the jurisdictions where the Company and its ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Therefore, the Company is exempt from United States federal income taxation with respect to U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. The Company believes that it satisfies the 50% Ownership Test and, therefore, the Company and its subsidiaries are entitled to exemption from U.S. federal income tax, in respect of their U.S. source shipping income. Even if the Company did not satisfy the 50% Ownership Test, the Company believes that it would be able to satisfy the Publicly - Traded Test for the 2005 taxable year. If the Company and its subsidiaries are not entitled to this exemption under Section 883 for 2005 taxable year, it will be subject to a 4% tax on its United States source shipping income. The Company estimates that since no more than the 50% of its shipping income would be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it would impact the results of operations by approximately $500.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11. Voyage and Vessel Operating Expenses:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended October 31,	
Voyage Expenses	2003	2004
Port charges	1,054	1,317
Bunkers	1,617	1,741
Commissions charged by third parties	1,017	2,520
	3,688	5,578
Commissions charged by a related party	310	793
	3,998	6,371

Voyage Expenses	Two-month period ended December 31, 2004	Year ended December 31, 2005
Port charges	222	1,407
Bunkers	245	851
Commissions charged by third	487	
parties	--	7,719
Charter in - hire expense	--	208
	954	10,185
Commissions charged by a related party	199	2,854
	1,153	13,039

	Year ended October 31,	
Voyage Expenses	2003	2004
Crew wages and related costs	3,516	4,170
Insurance	935	1,254
Repairs and maintenance	527	998
Spares and consumable stores	1,730	3,296
Tonnage taxes	31	51
	6,739	9,769

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

11. Voyage and Vessel Operating expenses - (continued):

Vessel Operating Expenses	Two-month period ended December 31, 2004	Year ended December 31, 2005
Crew wages and related costs	782	15,194
Insurance	217	3,853
Repairs and maintenance	192	5,864
Spares and consumable stores	557	11,616
Tonnage taxes	8	195
	1,756	36,722

Voyage expenses for the year ended December 31, 2005 include an amount of $208, representing hire paid to an unrelated party for the charter-in of vessel Darya Tara. Based on the charter party agreement concluded on November 24, 2005, the vessel was chartered-in by the Company for a period of thirty six to thirty eight months at a daily hire rate of $16.5. As of December 31, 2005, the annual charter hire to be paid by the Company under this agreement for the years ended December 31, 2006, 2007 and 2008 are approximately $6,022 per year. Concurrently with the aforementioned agreement, the Company concluded a charter party agreement with an unrelated party for the charter-out of the vessel Darya Tara over the same period and at a daily rate of $16.7. The revenue recognized on the above agreement as of December 31, 2005 amounted to $211 is included in Voyage Revenues in the accompanying 2005 consolidated statement of income.

In 2005, the Manager concluded twenty one agreements with an unrelated, international supplier for the exclusive supply of lubricants to certain fleet vessels. Under the terms of this agreement a fixed quantity of main engine oils for each vessel will be supplied free of charge. The above discount offer assumes that the Company will remain exclusively supplied by the specific supplier for at least four to five years following the date of the first supply. In the event contract does not run for its full contractual term, the free lubricants acquired until the date of the premature termination will be charged at market prices to the Company at 100% of their volume if the contract is terminated within the first year, then reducing by 20% each year until the fourth or fifth year, the year the contract expires. The Company classifies lubricants expense in spares and consumable stores in the aforementioned table of Vessel Operating expenses. During free lubricant periods, the Company records the market value of the lubricants consumed as an expense and amortizes the benefit of the free lubricants consumed on a straight-line basis to vessel operating expenses over the periods from the first supply through the date of their expiration as provided in the related contracts. The unamortized balance of the above benefits at December 31, 2005 amounted to $928, and is reflected in other current liabilities ($230) and non-current liabilities ($698) in the accompanying 2005 consolidated balance sheet.

12. Bunkers:

The amounts in the accompanying consolidated statements of income represent gain resulted from the difference between the purchase and sale price of bunkers on board relating to vessels employed under time charter agreements.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

13. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year ended October 31, 2003	Year ended October 31, 2004
Interest on long-term debt	758	1,278
Bank charges	223	105
Amortization and write-off of financing fees	138	132
	1,119	1,515

	Two-month period ended December 31, 2004	Year ended December 31, 2005
Interest on long-term debt	257	19,797
Bank charges	140	327
Amortization and write-off of	111	
financing fees	544	
Derivatives fair value (Note 14)	--	(270)
	508	20,398

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

14. Derivatives:

In May, June and July 2005, the Company concluded six interest rate cap and floor agreements with three of its lending banks as follows:

(a) In May 2005, for a period of nine years through February 2014, for a notional amount of $154,167. Under the cap provisions of the agreement the Company pays interest at 5.59% if three-month LIBOR is between 5.59% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.59%;

(b) In May 2005, for a period of ten years through May 2015, for a notional amount of $120.6 million. Under the cap provisions of the agreement the Company pays interest at 5.8% if three-month LIBOR is between 5.8% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.8%;

(c) In June 2005, for a period of eight years through March 2013, for a notional amount of $22.0 million. Under the cap provisions of the agreement the Company pays interest at 5.66% if three-month LIBOR is between 5.66% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.66%;

(d) In June 2005, for a period of six years through March 2011, for a notional amount of $194.3 million. Under the cap provisions of the agreement the Company pays interest at 5.85% if three-month LIBOR is between 5.85% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.85%;

(e) In July 2005, for a period of ten years through April 2015, for a notional amount of $42.4 million. Under the cap provisions of the agreement the Company pays interest at 5.66% if three-month LIBOR is between 5.66% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.66%; and

(f) In July 2005, for a period of seven years through April 2012, for a notional amount of $22.3 million. Under the cap provisions of the agreement the Company pays interest at 5.64% if three-month LIBOR is between 5.64% and 8.0% and at three-month LIBOR if LIBOR exceeds 8.0% or if it is between 3.0% and 5.64%.

Under the floor provisions of all the above agreements, the Company pays 3.0% if three-month LIBOR is equal or less than 3.0%. The fair value of the six interest rate cap and floor agreements equates to the amount that would be received by the Company upon canceling the agreements. Such fair value at December 31, 2005, was an asset of $270. Gain of $270 has been recorded in Interest and finance costs in the accompanying 2005 consolidated statement of income.

15. Financial Instruments:

The carrying values of temporary cash investments, accounts receivable and accounts payable are reasonable estimates of their fair value due to the short-term nature of these financial instruments. The fair values of long-term bank loans approximate the recorded values, due to their variable interest rates.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

16. Subsequent Events:

- Declaration of Dividends: On January 11, 2006, the Company declared dividends amounting to $6,070 or $0.20 per share, which were paid on January 31, 2006, to the stockholders of record as of January 16, 2006.

- Conclusion of Foreign Exchange Transactions: In January 2006, the Company engaged in a total of 12 call options, maturing in monthly intervals from February 2006 to January 2007, under two foreign exchange transactions involving the US dollar against the Euro. The strike rate under each option is 1.21 US dollars per Euro, for amounts of Euro 200,000 per month, for each of the 12 months after the individual contract dates. In January 2006, the Company engaged in a total of 12 Forward Foreign Exchange Agreements in monthly intervals from February 2006 to January 2007. The strike rate under each option ranges from 1.2101 to 1.2215 US Dollars to the Euro for amounts of Euro 200,000 per month for the 12 months after the individual contracts dates.

- Restructuring of Bank Loans: On March 31, 2006, the Company concluded two loan agreements for an aggregate amount of up to $628,750 with a syndicate of institutional Lenders as follows:
  1. A term loan and short term credit facility of up to $518,750 in aggregate divided into a term loan of $460,000 in order to refinance the then outstanding balance of the Company's prior indebtedness ($528,325 as at December 31, 2005), to partially finance the acquisition cost of the second-hand vessel Hille Oldendorff ($40,760 under a memorandum of agreement dated March 24, 2005) and provide the Company with working capital and a credit facility of $58,750 in order to partially finance the acquisition cost of additional vessels acceptable to the lenders. The credit facility of $58,750 is available for drawdown for 364 days after the signing of the agreement and each amount drawn down will be included in the term loan and paid in equal consecutive quarterly installments commencing on the next quarterly repayment of the term loan and the length of repayment will depend on the age of each of the additional vessels to be acquired. The term loan is payable in forty variable consecutive quarterly installments commencing six months after the drawdown date but not later than August 31, 2006 and through May 2016 plus a balloon payment of $81,274, payable together with the last installment.
  2. A term loan and short term credit facility of up to $110,000 in aggregate divided into a term loan of $97,500 in order to refinance the then outstanding balance of the Company's prior indebtedness ($528,325 as at December 31, 2005), to partially finance the acquisition cost of the second-hand vessel Hille Oldendorff ($40,760 under a memorandum of agreement dated March 24, 2005) and provide the Company with working capital and a credit facility of $12,500 in order to partially finance the acquisition cost of additional vessels acceptable to the lenders. The credit facility of $12,500 is available for drawdown for 364 days after the signing of the agreement and each amount drawn down will be included in the term loan and paid in equal consecutive quarterly installments commencing on the next quarterly repayment of the term loan and the length of repayment will depend on the age of each of the additional vessels to be acquired. The term loan is payable in forty variable consecutive quarterly installments commencing six months after the drawdown date but not later than August 31, 2006 and through May 2016 plus a balloon payment of $17,226, payable together with the last installment.

(Expressed in thousands of United States Dollars - except for share and per share data, unless otherwise stated)

16. Subsequent Events - (continued):

The loans will bear interest at LIBOR plus a margin and will be secured by a first priority mortgage over the vessels involved. The Company will be permitted to pay dividends under the loans so long as such amount of dividends does not exceed 50% of the Company's net income as evidenced by its relevant annual audited financial statements. However, for the fiscal year 2006, the amount of dividends the Company may pay cannot exceed the amount of $18,000. The Company may not make any additional dividend payments without the lenders' prior written consent. The Company will be required to pay quarterly in arrears on the last day of each fiscal quarter a commitment fee in the amount of 0.40% per annum of the unutilized portion of the term loans and 0.25% of the unutilized portion of the credit facilities, a non-refundable arrangement fee of 0.40% and structuring fee of 0.025% on the aggregate loan amount, payable 50% upon acceptance of the lenders' offer letter and 50% on signing of the loan agreements, and a non-refundable annual agency fee in the amount of $45,000 payable to the agent for the first time on signing of the loan agreements and on every anniversary thereafter. Furthermore, the Company will pay a draw-down fee of 0.075% on each drawdown amount under the credit facilities.

- Declaration of dividends (unaudited): On April 4, 2006 the Company declared dividends of $0.20 per share payable on April 28, 2006 to stockholders of record on April 17, 2006.

- Acquisition of vessel (unaudited): In April 2006, the Company entered into an agreement to acquire a second-hand Panamax drybulk carrier for $35,350.

- Drawdown of facilities (unaudited): In April 2006, the Company drew down an amount of $526,584 from the loan agreements concluded on March 31, 2006 discussed above.

- Delivery of vessel (unaudited): On April 19, 2006 the Company took delivery of the vessel Hille Oldendorff.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

DryShips, Inc.

(Registrant)

Dated: April 28, 2006

/s/Christopher J. Thomas

Christopher J. Thomas
Chief Financial Officer

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 20-F/A

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-51141

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: Not applicable

DRYSHIPS INC.

(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

80, Kifissias Avenue GR 15125 Amaroussion, Greece

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common stock, $0.01 par value

Title of class

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
As of December 31, 2005, there were 30,350,000 shares of the registrant's common stock outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[ ] Yes [X] No

If this report is an annual report or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[ ] Yes [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[X] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

[ ] Item 17 [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

[ ] Yes [X] No

EXPLANATORY NOTE

This Amendment No. 2 to Form 20-F ("Amendment No. 2") is being filed to disclose additional information with respect to the corporate governance practices, articles of incorporation and bylaws of DryShips Inc. (the "Company"). Items 6 C. and 10 B. of Part I and Item 19 of Part III of the Company's annual report on Form 20-F/A filed with the Securities and Exchange Commission on May 1, 2006 are hereby amended as set forth below.

This Amendment No. 2 is incorporated by reference into the prospectus, filed with the Securities and Exchange Commission on May 3, 2006, contained in the Company's effective "Shelf" Registration Statement on Form F-3 (File No. 333-133482).

Item 6. *Directors and Senior Management*

C. Board Practices

The term of our Class B directors expires at the annual general shareholders meeting in 2006 and the term of our Class C directors expires at the annual general shareholders meeting in 2007. Our Class B director is Angelos Papoulias. An additional Class B director will be elected at the annual general shareholders meeting in 2006. Class C directors are Christopher J. Thomas and Nikolas P. Tsakos.

Committees of the Board of Directors

We have established an audit committee comprised of three independent directors (with one current vacancy): Angelos Papoulias and Nikolas P. Tsakos who are responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors.

Exemptions from Nasdaq corporate governance rules

As a foreign private issuer, the Company is exempt from many of the corporate governance requirements other than the requirements regarding the disclosure of a going concern audit opinion, notification of material non-compliance with Nasdaq corporate governance practices, the establishment and composition of an audit committee that complies with SEC Rule 10A-3 and a formal audit committee charter. The practices followed by the Company in lieu of Nasdaq's corporate governance rules are described below.

- In lieu of a compensation committee comprised of independent directors, the full Board of Directors determines compensation.

- In lieu of a nomination committee comprised of independent directors and a formal written charter addressing the nominations process, the Board of Directors (or a committee thereof), as set forth in the Company's bylaws, regulates nominations. Nominations for director may also be made by shareholders of the Company in accordance with the Company's bylaws.

- In lieu of obtaining shareholder approval prior to the issuance of designated securities, the Company complies with provisions of the Marshall Islands Business Corporations Act, or BCA, providing that the Board of Directors approves share issuances.

- The Company's Board does not hold regularly scheduled meetings at which only independent directors are present.

A majority of our board of directors, with one current vacancy, is independent in accordance with Nasdaq corporate governance practices. In addition, we are in compliance with Nasdaq corporate governance practices relating to the distribution of annual reports and interim reports as applicable to foreign private issuers, shareholder meetings, quorum, solicitation of proxies, conflicts of interest, auditor registration and code of conduct.

Item 10. ***Additional Information***

B. Memorandum and Articles of Association

Directors

Our directors are elected by a plurality of the votes cast by stockholders entitled to vote in an election. Our articles of incorporation provide that cumulative voting shall not be used to elect directors. Our board of directors must consist of at least three members. The exact number of directors is fixed by a vote of at least 66 2/3% of the entire board.

Our bylaws provide for a staggered board of directors whereby directors shall be divided into three classes: Class A, Class B and Class C which shall be as nearly equal in number as possible. Shareholders, acting as at a duly constituted meeting, or by unanimous written consent of all shareholders, initially designated directors as Class A, Class B or Class C. Class A directors served for a term expiring at the 2005 annual meeting of shareholders. Directors designated as Class B directors serve for a term expiring at the 2006 annual meeting. Directors designated Class C directors serve for a term expiring at the 2007 annual meeting. At annual meetings for each initial term, directors to replace those whose terms expire at such annual meetings will be elected to hold office until the third succeeding annual meeting. Each director serves his respective term of office until his successor has been elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Stockholder Meetings

Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the board of directors, chairman of the board or by the president. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

Dissenters' Rights of Appraisal and Payment

Under the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or consolidation, sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the Company's shares are primarily traded on a local or national securities exchange.

Stockholders' Derivative Actions

Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Indemnification of Officers and Directors

Our bylaws includes a provision that entitles any director or officer of the Corporation to be indemnified by the Corporation upon the same terms, under the same conditions and to the same extent as authorized by the BCA if he acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

We are also authorized to carry directors' and officers' insurance as a protection against any liability asserted against our directors and officers acting in their capacity as directors and officers regardless of whether the Company would have the power to indemnify such director or officer against such liability by law or under the provisions of our bylaws. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The indemnification provisions in our bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Provisions of our Charter Documents

Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 30.0 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. The classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

Our articles of incorporation prohibit cumulative voting in the election of directors. Our bylaws require shareholders to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon affirmative vote of the holders of at least 66 2/3% of the outstanding voting shares of the Company. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Stockholders

Our bylaws provide that if a quorum is present, and except as otherwise expressly provided by law, the affirmative vote of a majority of the shares of stock represented at the meeting shall be the act of the shareholders. Shareholders may act by way of written consent in accordance with the provisions of Section 67 of the BCA.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder's notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one year anniversary of the preceding year's annual meeting. Our bylaws also specify requirements as to the form and content of a shareholder's notice. These provisions may impede shareholders' ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Item 19. ***Exhibits***

(a) Exhibits

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of the Company (1)
1.2	Amended and restated bylaws of the Company (1)
2.1	Form of Share Certificate (2)
4.1	Form of 2005 Stock Incentive Plan (2)
4.2	Form of Management Agreement (1)
4.3	Loan Agreement with Commerzbank (1)
4.4	Senior Loan Agreement with HSH Nordbank AG (3)
4.5	Junior Loan Agreement with HSH Nordbank AG (3)
8.1	Subsidiaries of the Company (4)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm (4)

----

(1) Filed as an Exhibit to the Company's Registration Statement (File No. 333-122008) on January 13, 2005.

(2) Filed as an Exhibit to the Company's Amended Registration Statement (File No. 333-122008) on January 31, 2005.

(3) Filed as an Exhibit to the Company's Annual Report on Form 20-F on April 21, 2006.

(4) Filed as an Exhibit to the Company's Annual Report on Form 20-F/A on May 1, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this amendment to the Annual Report on Form 20-F on its behalf.

DryShips Inc.

(Registrant)

Dated: May 10, 2006

/s/Christopher J. Thomas

Christopher J. Thomas
Chief Financial Officer

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DryShips Inc.

CORPORATE DIRECTORY

BOARD OF DIRECTORS

George Economou
Chairman and Chief Executive Officer
DryShips Inc.

Christopher J. Thomas
Chief Financial Officer
DryShips Inc.

Angelos Papoulias
Non Executive Director

Nikolas P. Tsakos
Non Executive Director

Eugenia Th. Voulika
Corporate Secretary

EXECUTIVE OFFICERS

George Economou
Chairman and Chief Executive Officer

Christopher J. Thomas
Chief Financial Officer

CORPORATE OFFICE

DryShips Inc.
80 Kifissias Avenue
Amaroussion
Athens - 15125
Greece
+30-210-809-0570
www.dryships.com

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449

STOCK LISTING

DryShips Inc.'s common stock is traded on the Nasdaq National Market under the symbol **DRYS.**

INDEPENDENT AUDITORS

Ernst & Young (Hellas) S.A.
11th km National Road
Athens - Lamia
Athens, Greece

LEGAL COUNSEL

Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
212-574-1200

INVESTOR RELATIONS CONTACT

Nicolas Bornozis
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
212-661-7566
nbornozis@capitallink.com

CORPORATE COMMUNICATIONS

Christopher Thomas
Chief Financial Officer
DryShips Inc.
80 Kifissias Avenue
Amaroussion
Athens - 15125
Greece
+30-210-809-0570
finance@dryships.com

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

DryShips Inc.

80 Kifissias Avenue
Amaroussion
Athens - 15125
Greece
+30-210-809-0570
www.dryships.com

